Filed Pursuant to Rule 253(g)(1)

File No. 024-11442

20,000,000 SHARES OF COMMON STOCK

A-Game Beverages, Inc.,

$20,000,000

This is the public offering of shares of voting Common Stock pursuant to Regulation A, no par value (the “Common Stock”) of A-Game Beverages, Inc. a Florida corporation (which we refer to herein as “A-Game”, “the Company,” “we,” “our,” and “us”). We are offering our common stock at an offering price of $1.00 per share (the “Offering Price”) up to a maximum offering amount of $20,000,000 (the “Maximum Offering Amount”). There is no minimum investment amount per investor. During the Offering, we may, in our sole discretion, increase the per share price, subject to filing an offering circular supplement or post qualification amendment. Our Chairman of the Board and Chief Executive Officer owns 54.5 % and 12.4% of our outstanding shares, respectively, for aggregate ownership of 66.9%.

All of our shares of Common Stock are being offered on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. This Offering will terminate on the first to occur of: (i) the date on which all 20,000,000 of our Offered Shares are sold; or (ii) February 3, 2022, subject to our right to extend such date for up to 120 days in our sole discretion (in each such case, the “Termination Date”). There is no minimum offering amount to close the Offering.

Until the Termination Date, may hold one or more additional closings for additional sales (each an “Additional Closing”), up to the maximum number of Offered Shares and any Additional Shares.

Subscriptions may be made by either check, wire, credit card, or ACH deposits.

We reserve the right to change all of the foregoing terms based on, among other things, changed circumstances, which changes will be reflected in an offering circular supplement or post qualification amendment.

We expect to commence the offer and sale of the Offered Shares within 2 calendar days on which the Regulation A Offering Statement of which this Offering Circular is a part (the “Offering Circular” or “Offering Statement”) is qualified by the SEC. Our common stock is currently not quoted on the OTC Markets or any trading medium or exchange.

Each holder of our Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

	Price to Public	Maximum Commissions (1)	Proceeds to Issuer (2)
Shares Offered by Company
Total Maximum: $20,000,000	$20,000,000	$0	$20,000,000

1)	We have not engaged any finder or registered broker-dealer in connection with the offer or sale of our Common Stock and presently have no intention to do so.

2)	Does not include expenses of the Offering, including but not limited to fees and expenses for administrative, legal accounting, audit and legal services, fees for EDGAR document conversion and filing, estimated to be approximately $23,000 if we complete the Maximum Offering Amount.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

THE COMMON STOCK OFFERED HEREBY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE “RISK FACTORS” FOR A DISCUSSION OF CERTAIN RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY SHARES IN THIS OFFERING.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This Offering Circular contains all of the representations by us concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

NASAA UNIFORM LEGEND

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED ‘BLUE SKY’ LAWS).

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NOTICE TO FLORIDA RESIDENTS

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO, AND ACQUIRED BY, THE HOLDER IN A TRANSACTION EXEMPT UNDER SECTION 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA. IN ADDITION, ALL FLORIDA RESIDENTS SHALL HAVE THE PRIVILEGE OF VOIDING THE PURCHASE WITHIN THREE (3) DAYS AFTER THE FIRST TENDER OF CONSIDERATION IS MADE BY SUCH PURCHASER TO THE ISSUER, AN AGENT OF THE ISSUER, OR AN ESCROW AGENT OR WITHIN THREE DAYS AFTER THE AVAILABILITY OF THAT PRIVILEGE IS COMMUNICATED TO SUCH PURCHASER, WHICHEVER OCCURS LATER.

EACH STATE HAS SEPARATE FILING REQUIREMENTS FOR TIER 1 REGULATION A+ FILINGS. FOR EXAMPLE, FLORIDA ACCEPTS THE UNIFORM APPLICATION TO REGISTER SECURITIES (FORM U1) AND ALLOWS FOR ELECTRONIC SIGNATURE OF FORMS.

PATRIOT ACT RIDER

THE INVESTOR HEREBY REPRESENTS AND WARRANTS THAT THE INVESTOR IS NOT, NOR IS IT ACTING AS AN AGENT, REPRESENTATIVE, INTERMEDIARY OR NOMINEE FOR A PERSON IDENTIFIED ON THE LIST OF BLOCKED PERSONS MAINTAINED BY THE OFFICE OF FOREIGN ASSETS CONTROL, U.S. DEPARTMENT OF TREASURY. IN ADDITION, THE INVESTOR HAS COMPLIED WITH ALL APPLICABLE U.S. LAWS AND REGULATIONS, DIRECTIVES, AND EXECUTIVE ORDERS ;RELATING TO ANTI-MONEY LAUNDERING, INCLUDING BUT NOT LIMITED TO THE FOLLOWING LAWS: (1) THE UNITING AND STRENGTHENING AMERICA BY PROVIDING APPROPRIATE TOOLS REQUIRED TO INTERCEPT AND OBSTRUCT TERRORISM ACT OF 2001, PUBLIC LAW 107-56, AND (2) EXECUTIVE ORDER 13224 (BLOCKING PROPERTY AND PROHIBITING TRANSACTIONS WITH PERSONS WHO COMMIT, THREATEN TO COMMIT, OR SUPPORT TERRORISM) OF SEPTEMBER 23, 2001.

NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER’S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NO DISQUALIFICATION EVENT (“BAD BOY” DECLARATION)

NONE OF THE COMPANY, ANY OF ITS PREDECESSORS, ANY AFFILIATED ISSUER, ANY DIRECTOR, EXECUTIVE OFFICER, OTHER OFFICER OF THE COMPANY PARTICIPATING IN THE OFFERING CONTEMPLATED HEREBY, ANY BENEFICIAL OWNER OF 20% OR MORE OF THE COMPANY’S OUTSTANDING VOTING EQUITY SECURITIES, CALCULATED ON THE BASIS OF VOTING POWER, NOR ANY PROMOTER (AS THAT TERM IS DEFINED IN RULE 405 UNDER THE SECURITIES ACT OF 1933) CONNECTED WITH THE COMPANY IN ANY CAPACITY AT THE TIME OF SALE (EACH, AN “ISSUER COVERED PERSON”) IS SUBJECT TO ANY OF THE “BAD ACTOR” DISQUALIFICATIONS DESCRIBED IN RULE 506(D)(1)(I) TO (VIII) UNDER THE SECURITIES ACT OF 1933 (A “DISQUALIFICATION EVENT”). THE COMPANY HAS EXERCISED REASONABLE CARE TO DETERMINE WHETHER ANY ISSUER COVERED PERSON IS SUBJECT TO A DISQUALIFICATION EVENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

About This Form 1-A and Offering Circular

In making an investment decision, you should rely only on the information contained in the Form 1-A and the Offering Circular. We have not authorized anyone to provide you with information different from that contained in this Form 1-A and Offering Circular. We are Offering to sell and seeking offers to buy the Shares only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form 1-A and Offering Circular is accurate only as of the date of this Form 1-A and Offering Circular, regardless of the time of delivery of the Form 1-A and the Offering Circular. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Continuous Offering

Under Rule 251(d)(3) to Regulation A, the following types of continuous or delayed Offerings are permitted, among others: (1) securities offered or sold by or on behalf of a person other than the issuer or its subsidiary or a person of which the issuer is a subsidiary; (2) securities issued upon conversion of other outstanding securities; or (3) securities that are part of an Offering which commences within two calendar days after the qualification date. These may be offered on a continuous basis and may continue to be offered for a period in excess of 30 days from the date of initial qualification. They may be offered in an amount that, at the time the Offering statement is qualified, is reasonably expected to be offered and sold within one year from the initial qualification date. No securities will be offered or sold “at the market.” The supplement will not, in the aggregate, represent any change from the maximum aggregate Offering price calculable using the information in the qualified Offering statement. This information will be filed no later than two business days following the earlier of the date of determination of such pricing information or the date of first use of the Offering circular after qualification.

Sale of these shares will commence within two calendar days of the qualification date and it will be a continuous Offering pursuant to Rule 251(d)(3)(i)(F).

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular, with the exception of a 3 day right of rescission by Florida investors as indicated above in the “Notice to Florida Investors”. The Company, by determination of its Board of Directors and in its sole discretion, may issue the Securities under this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be immediately available for use by the Company and acceptance of subscriptions for the Securities by the Company.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

This Offering is inherently risky. See “Risk Factors” on page 12.

This Offering Circular follows the disclosure format prescribed by Part I of Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is April 23, 2021.

USE OF MARKET AND INDUSTRY DATA
OFFERING CIRCULAR	iii
THE COMPANY	vi
REGULATION A+
THE OFFERING	3
ABOUT THIS CIRCULAR	11
TAX CONSIDERATIONS	11
RISK FACTORS	12
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	iv
USE OF PROCEEDS	26
DILUTION	27
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	29
FORWARD-LOOKING STATEMENTS
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	37
EXECUTIVE COMPENSATION	42
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	43
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	44
DESCRIPTION OF SECURITIES	45
ADDITIONAL INFORMATION ABOUT THE OFFERING	47
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	49
DESCRIPTION OF PROPERTY	50
INTEREST OF NAMED EXPERTS AND COUNSEL	50
WHERE YOU CAN FIND MORE INFORMATION	51
LEGAL PROCEEDINGS	51
MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE	51
PLAN OF DISTRIBUTION	52
FINANCIAL STATEMENTS	F-1

i

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. You must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of A-Game Beverages, Inc. and its subsidiaries are based on information from various public sources. Although we believe that this data is generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, the terms “Company,” “we,” “our” or “us” or words of like import mean A-Game Beverages, Inc.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

OFFERING CIRCULAR

This Offering Circular contains a fair summary of the material terms of documents summarized herein. All concepts, goals, estimates and business intentions are revealed and disclosed as such that are known to management as of the date of this Offering Circular. Circumstances may change so as to alter the information presented herein at a later date and will be updated by Amendment.

As used in this Offering Circular, unless specifically noted, all references to A-Game Beverages, Inc. are referred to herein as the “Company”, “A-Game”, “we”, “our, or “us”.

As at the date of this Offering Circular, we are authorized to issue up to 100,000,000 of Common Stock and no shares of Preferred Stock or any other class of security.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 1-A, Offering Circular, and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in the Form 1-A, the Offering Circular, and any documents incorporated by reference are forward-looking statements. Forward-looking statements give current reasonable expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as ‘anticipate,’ ‘estimate,’ ‘expect,’ ‘project,’ ‘plan,’ ‘intend,’ ‘believe,’ ‘may,’ ’should,’ ‘can have,’ ‘likely’ and other words and terms of similar, meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in the Form 1-A, the Offering Circular, and any documents incorporated by reference herein or therein are based on reasonable assumptions we have made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form 1-A, Offering Circular, and any documents incorporated by reference, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties (many of which are beyond our control) and assumptions, including the risk factors beginning at page as contained herein. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements. Any forward-looking statement we make in this Form 1-A, Offering Circular, or any documents incorporated by reference herein speaks only as of the date of the Form 1-A, Offering Circular, or any documents incorporated by reference herein. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions, and expectations, considering all information currently available to us, we cannot guarantee future transactions, acquisitions, results, performance, achievements, or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements. All forward-looking statements, expressed or implied, included in this Offering Circular are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors that you should consider in evaluating our forward-looking statements. These risks include, but are not limited to, the following risks and/or business factors that may cause material risks:

●	The outbreak and future outbreaks of coronavirus may negatively impact our ability to bottle our rehydration drinks, establish distribution channels, market, and develop consumer spending for our products, which could adversely affect our revenues and results of operations.

●	We cannot assure you that we will establish sales of our products and if so established whether we will effectively manage our growth.

●	The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

●	If we fail to develop an initial customer base, develop repeat customers, develop customer loyalty, increase our customer base, and maintain high levels of customer engagement and acceptance of our products, or do so in a cost-effective manner, we will be unable to increase our revenues over time or achieve profitability.

●	If demand for our products never develops or once develops slows, then our business may be materially adversely affected.

●	If we are unable to compete successfully against our competitors, many of which have greater financial and operational resources than we do, we could lose customers and our results of operations will be negatively impacted.

●	Our failure to protect our reputation could have a material adverse effect on our brand name, revenues, and potential profitability.

●	We have broad discretion in the use of the net proceeds from this Offering.

●	An investment in our shares is highly speculative, and your entire investment is at risk of loss.

●	There is no active public trading market for our common stock and an active market may never develop.

●	You will experience future dilution as a result of this Regulation A Offering as well as future equity offerings.

The foregoing risk factors are not to be considered a definitive list of all the risks associated with an investment in our Offered Shares. This Offering Circular contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Offering Circular, the words “expects,” anticipates,” “estimates,” “intends,” “believes” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Offering Circular should be read as being applicable to all related forward-looking statements wherever they appear in this Offering Circular.

v

THE COMPANY

OFFERING CIRCULAR SUMMARY

You should carefully read all information in the Offering Circular, including the financial statements and their explanatory notes under the Financial Statements prior to making an investment decision.

This summary highlights selected information appearing elsewhere in this Offering Circular. While this summary highlights what we consider to be important information about us, you should carefully read this entire Offering Circular before investing in our Common Stock, especially the risks and other information we discuss under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes beginning on page F-1. Our fiscal year end is November 30 and our audited financial statements from our inception of September 16, 2020 to November 30, 2020, are included in this Offering Circular.

Except as otherwise required by the context, references in this Offering Circular to “A-Game”, the “Company”, “we,” “our,” “us” refer to A-Game Beverages, Inc.

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire Offering Circular carefully, including the risk factors and our financial statements and the related notes to those statements included in this Offering Circular.

We have not authorized anyone to provide you with different information and you must not rely on any unauthorized information or representation. We are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. This document may only be used where it is legal to sell these securities. You should assume that the information appearing in this Offering Circular is accurate only as of the date on the front of this Offering Circular, regardless of the time of delivery of this Offering Circular, or any sale of our common stock. Our business, financial condition and results of operations may have changed since the date on the front of this Offering Circular. We urge you to carefully read this Offering Circular before deciding whether to invest in any of the common stock being offered.

SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our Common Stock. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical financial statements, and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to “the Company,” “we,” “us” and “our” refer to A-Game Beverages, Inc.

Our Company

We were incorporated as a Florida corporation on September 16, 2020 as A-Game Beverages, Inc.

Authorized Common Stock

We are authorized to issue up to 100 million shares of our common stock with no par value.

Issued Common Stock

On the date of this Offering Circular, there are 40,349,000 shares issued and outstanding.

No Change of Control

There were no changes of control events since our inception.

Preferred Stock and Other Classes of Stock

We have no Preferred classes of stock or any other classes.

Voting Rights and Other Matters

As more fully described in our corporate bylaws, each owner of our Common Stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, including the election of directors. Our Common Stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. There are no conversions, redemption, sinking fund or similar provisions regarding our Common Stock. Upon liquidation, dissolution or winding up of our company, the holders of our Common Stock are entitled to share ratably in all net assets available for distribution to our stockholders after payment to creditors.

The holders of our Common Stock are entitled to receive the dividends as may be declared by our Board of Directors, if any, out of funds legally available for dividends. Our Board of Directors is not obligated to declare a dividend. To date, the Company did not declare any dividends on our Common Stock. The payment of cash dividends, if any, in the future is within the discretion of our Board and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain future earnings, if any, for use in our development and implementing our business plan.

Unregistered Sales of Equity Securities

On September 16, 2020, we issued 10,000,000 shares to our Chairman, Johnny Damon. On September 16, 2020, we issued 8,000,000 shares to our Chief Marketing Director, Ron Henry.

On September 17, 2020, we issued: (a) 12,000,000 shares to our Chairman, Johnny Damon, for his assignment to the Company of what is now our intellectual property; (b) 5,000,000 shares to our Chief Executive Officer, Randall Greene.

On September 17, 2020, we issued 2,000,000 shares to the Byrd Law Firm, P.A. for legal services.

On September 17, 2020, we issued 100,000 shares to Jeremy Spry for his services as the Company’s Medical Director.

On September 17, 2020, we issued 25,000 shares to Craig Young for legal services.

We relied upon the exemption provided by Section 4(2) of the Securities Act with respect to the above issuances.

Pursuant to Rule 506(b) of Regulation D of the Securities Act of 1933, as amended, from October 13, 2020 to February 1, 2021, we sold 3,224,000 shares to 24 Accredited Investors at $0.25 per share for aggregate proceeds of $806,000.

Refundable to Non-Accredited Investors

After November 30, 2020, we issued checks in the aggregate amount of $17,150 to all non-accredited investors representing $10,250 owed to those investors at November 30, 2020 and $6,900 of stock subscriptions to those investors for those investors that funds had not been received as of November 30, 2020. The funds were returned pursuant to a fully executed rescission agreement with each such investor.

Business Overview

We are focused on future development, production, marketing, selling and distribution of our hydration beverages under the A-Game brand name, the first completed product of which is our adult A-Game beverage. All of our beverage products will be made with quality ingredients which we source from US-based suppliers that adhere to our strict production guidelines. We will outsource our beverage production to a US-based bottler with production expertise and the capacity to oversee our production and distribution requirements. We do not intend to use non-US companies as our bottlers or to source any ingredients in or use to produce our beverage products.

12-Month Outlook

We intend to develop our production, marketing, selling and distribution activities in conjunction with this Regulation A+ Tier 2 Offering, using the proceeds to implement our Plan of Operations beginning on page 9. Contingent upon adequate proceeds from this Offering, we intend to accomplish the following:

●	Conduct product production run(s)

●	Market our products via third party E-Commerce Platforms, discount, and promotional pricing

●	Meetings with retailers to demonstrate and sell our products.

●	Establish distribution networks.

●	Secure agreement with a wholesale network company to sell our products to retailers.

Our ability to accomplish our business objectives is based upon and contingent upon our ability to raise $20,000,000 from this Regulation A Offering and the timing of such funding within a 12-month period. There are no assurances that we will be able to raise $20,000,000 and any material amount less than such amount will have a material effect upon whether we are able to accomplish material parts of our business plan.

We are offering our Common Stock pursuant to rules by the SEC mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer up to $50 million in a 12-month period. In accordance with the requirements of Tier 2 of Regulation A+, we will be required to publicly file annual, semiannual, and current event reports with the SEC after the qualification of the offering statement of which this Offering Circular forms a part of.

THE OFFERING

Issuer:	A-Game Beverages, Inc.

Shares Offered by:	No Minimum Purchase Price Per Investor Total Maximum Offering Amount per the entire Offering of 20,000,000 Shares or $20,000,000.

Number of shares of Common Stock To be Outstanding after the Offering	60,349,000

Number of shares of Common Stock To be Outstanding after the Offering

A maximum of 20,000,000 shares of Common Stock will be issued if we raise $20,000,000 and when added to the current outstanding of Common Stock Shares will represent an aggregate outstanding Common Stock Shares of 60,349,000

Note: The number of shares above expected to be outstanding after the completion of the offering is based off of our common stock outstanding at the time of filing of this Offering Circular plus 20,000,000 shares maximum to be issued in the proposed offering.

Price per Share:	$1.00

Use of Proceeds:	If we sell all of the Offered Shares of Common Stock being offered in this Offering, we will achieve gross proceeds of $20,000,000.00

We intend to use the proceeds (assuming the sale by us of maximum proceeds of $20,000,000.00 and provided for in more detail at page 25), as follows:

- Production

- Distribution

- Development of new products

- Marketing

- Sales

- Miscellaneous expenses to the company to implement the above referenced actions

Dividend policy	Holders of our Common Stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We do not intend to pay dividends for the foreseeable future. Our ability to pay dividends to our stockholders in the future will depend on regulatory restrictions, liquidity and capital requirements, our earnings and financial condition, the general economic climate, our ability to service any equity or debt obligations senior to our Common Stock and other factors deemed relevant by our board of directors. For additional information, see “Dividend Policy.”

Risk Factors:	Investing in our Common Stock involves risks. See “Risk Factors” for a discussion of certain factors that you should carefully consider before making an investment decision.

Read this Regulation A Offering Circular in its Entirety

Before you invest in our Common Stock, you should carefully consider all the information in this Offering Circular, including matters set forth under the heading “Risk Factors.”

This offering is being made on a self-underwritten basis without the use of an exclusive placement agent. As there is no minimum offering, upon the approval of any subscription to this Offering Circular and subsequent to SEC qualification, we shall immediately deposit investor proceeds into our corporate bank account and use the proceeds in accordance with the Use of Proceeds.

In order to subscribe to purchase our stock, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth. If an investor is not a natural person, revenues, or net assets for the investors most recently completed fiscal year are used instead.

We have not engaged any party for the public relations or promotion of this offering.

As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

Our Corporate History and Background

We were incorporated in Florida on September 16, 2020.

Where We are Located

We are located at 15701 State Road 50, Suite 204, Clermont, Florida 34711. Our telephone number is (800) 594-1430

Business

We are a beverage company in the functional US beverages market. We embrace the “functional beverages” market that addresses unmet or newly found consumer needs of hydration. Our products will be offered to a wide range of adult consumers who participate in athletic or leisure activities at any and all levels.

Present and Future Products

A-Game Sports Drink

Our introductory product, “A-Game”, is a hydration beverage containing electrolytes, 8 vitamins, natural flavors, colors, and sweeteners with no artificial ingredients, such as artificial colorings to l be bottled in a 16-ounce thermoplastic bottle in 4 flavors: citrus, grape, strawberry lemonade, and tropical. The bottle covering and label will be black in color to protect the drink ingredients from being degraded due to sun exposure.

Our plans for the next 12 months are to produce, promote and market A-Game by:

●	Direct sales through an e-commerce site to generate sales, revenues and establish brand recognition.

●	Production runs through our bottler to mix and bottle A-Game.

●	Establish distribution and sales channels in the Northeast United States (encompassing the area from north to South from Maine to Washington, D.C. and hereafter referred to as the “Northeast”) with multiple retailers on a purchase order basis.

A-Game Plant Based Children’s Drink

# A GAME

## POUCHES

A GAME
Bring it to life.
tropical
Hydraformulate
honey. sea salt.
A GAME
Bring it to life.
grape
Hydraformulate
honey. sea salt.
A GAME
Bring it to life.
citrus
Hydraformulate
honey. sea salt.
A GAME
Bring it to life.
strawberry lemonade
Hydraformulate
honey. sea salt.

Following our initial product introduction of A-Game, we plan to introduce our children’s hydration drink, “A-Game Junior”, in the last 6 months of 2021. Using the same formulation as in our A-Game adult drink, we plan that A-Game Junior will be available in the same flavors as our A-Game beverage described above (citrus, grape, strawberry lemonade, and tropical) and bottled in 6-ounce pouches with a screw on cap.

Strategic Objectives - 2021

●	Produce pilot batches and launch test markets to fund incremental sales and initiate marketing campaign.

●	Communicate key brand attributes through packaging, point of sale material, sampling, and grassroots marketing efforts.

●	Secure arrangements, purchase orders, or agreements through us and our Northeast distributor to have A-Game on shelves of retail establishments.

Marketing

●	Third Party E-Commerce Site

●	March 31, 2021 Agreement with Emerging Markets Consulting, LLC for a 2 month term to provide us with marketing and media placement services pertaining to the marketing of our Regulation A Offering in return for cash consideration of $250,000.

●	Celebrity sports influencers sponsoring our products via a Sponsor Agreement.

●	In store promotions where A-Game is on store shelves

●	Google ads

●	Facebook ads

●	Instagram ads

Northeast United States - Geographic Concentration

We plan to concentrate our marketing and sales during our first 24 months of operations in the Northeast United States.

Fulfillment Process

●	We place an order with our bottler based upon a purchase order we receive from a retailer, online provider, distributor for the Northeast, /a third-party sales agent.

●	We buy the ingredients from a flavoring company who then ships the ingredients to our bottler for the production of our drinks.

●	We arrange for independent truckers or trucking companies to truck A-Game products to the distribution points.

Inventory

Because we plan to conduct our product sales and distribution on a per order basis, we have no current plans to maintain inventory through our own warehouse. Presently, Summit Beverages, which completed a production run of our products, is holding approximately 146,000 bottles in their warehouse in Marian, Virginia pending any future purchase orders.

Flavors and Flavoring

We plan to purchase the flavors for our drinks through a flavor supply company that will mix the flavors together into transportable (typically 50 pound) bags, which is then shipped to our bottler to conduct the bottling process.

Raw Materials

We plan on using the following raw materials for our drinks:

●	Water

●	Cane Sugar or

●	Honey

●	Sea salt

●	Natural coloring, such as beets

●	Vitamins A, B-2, B-3, B-5, B-6, B-12, C, D-3, E

We plan to purchase the raw materials, including plastic bottles and labels, from a flavoring company, and water and sweeteners from the bottler.

Bottling Facilities

We plan to secure a bottler for the Northeast market. Bottlers traditionally function on a purchase order basis.

Distribution

We currently have no distribution channels. We plan to develop our initial distribution through the following channels:

●	E-Commerce Site

●	A third-party sales and distribution agent for a fee based upon product purchased by retailers secured by such agent.

●	Retailers

Contingent upon our level of revenues and being able to secure financing from this Offering and otherwise, we plan to expand distribution through the following retail establishments:

●	Food service stores

●	Value stores

●	Specialty chains

●	Club stores

●	Mass merchandisers

●	Convenience stores

●	Drug stores

●	Military

Seasonality of Sales

The beverage industry is characterized as having the highest sales volumes in the second and third fiscal quarters, which correspond to the warmer months of the year.

Competition

The beverage market is highly competitive, and includes international, national, regional, and local producers and distributors, most of whom have greater financial, operational, management and other resources than us. Our direct competitors in the functional beverage market include, but are not limited to Gatorade, Powerade, Fit Aid, and Body Armor.

Government Regulation

The production, distribution, and sale of our products in the United States is subject to the Federal Food, Drug and Cosmetic Act, the Dietary Supplement Health and Education Act of 1994, the Occupational Safety and Health Act, various environmental statutes and various other federal, state, and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Because we make no health or other claims on our product labeling, such as energy or weight loss, we do not believe that our products are under FDA regulations.

Measures have been enacted in various localities and states that require that a deposit be charged for certain non-refillable beverage containers. The precise requirements imposed by these measures vary. Other deposit, recycling or product stewardship proposals have been introduced in certain states and localities and in Congress, and we anticipate that similar legislation or regulations may be proposed in the future at the local, state, and federal levels, both in the United States and elsewhere.

Employees

Our employees are currently composed of our officers, Randall Greene, our Chief Executive Officer/Chief Financial Officer/Director, Johnny Damon, our Chairman, and Ron Henry, our National Sales Manager. We have no employment agreements with our officers.

Target Markets

A-Game intends to launch in the Northeast US market; if successful, we plan to expand into the Southeast US market.

Intellectual Property

On September 17, 2020, Johnny Damon, our Chairman, through his company, Nitro Beverages, LLC, assigned all intellectual property to us consisting of trademarks and tradenames associated with our A-Game beverage in exchange for 12,000,000 of our Common Stock shares. The intellectual property and the corresponding 12,000,000 Common Stock Shares were recorded in our books and records at $10,133. The trademarks provide us with our sole right to produce, market, and sell beverages under the A-Game name and other designated trade names. We have the following pending trademark applications with the United States Patent and Trademark Office: A-Game designated as “non-alcoholic beverages, namely, isotonic drinks and sports drinks.”

●	A Game, Non-alcoholic beverages, namely, isotonic drinks and sports drinks. Non-alcoholic and non-carbonates fruit flavored water; sports drinks enhanced with nutrients; flavored enhanced water; enhanced water; non-alcoholic water-based beverages also containing vitamins; non-alcoholic based beverages also containing electrolytes; non-alcoholic water-based beverages also containing plant extracts; non-alcoholic water-based beverages also containing nutrient)

●	A Game Junior (Non-alcoholic beverages, namely, isotonic drinks and sports drinks; US Serial 88220686)

●	There’s No Plan B (duplicate image) (footwear; wrist bands as clothing; gloves, hooded sweatshirts; sweatshirts; headwear; socks; T-shirts; sweatpants, shorts; swimsuits; sports bras; underwear; jackets; costs).

We will use appropriate measures, such as entering into confidentiality agreements with our bottlers and distributors to maintain the secrecy and proprietary nature of our product formulations. We maintain our product formulations as trade secrets.

Plan of Operations

Our Plan of Operations described below is contingent upon adequate funding of $20,000,000 from this Offering.

February 2021 – January 2022

We plan to market and sell on an E-Commerce platform by accomplishing the following:

●	Set up an online business account with an E-Commerce site.

●	Set business pricing.

●	Create quantity discounts.

●	Supply fulfillment center for storage, fulfillment, and service of inventory, locations of which have not yet been determined.

Beginning in February 2021, we plan to secure three regional retailer stores to sell our A-Game product within 45 days of production and targeting key markets through the following methods:

●	Enter into a written agreement with a sales and marketing agency serving the food and non-foods/disposable products industry and that operates separate retail and food service divisions that deliver specialized service and expertise as food brokers and non-food brokers.

●	Secure meetings and presentation with retailers through our master broker.

●	Create an aggressive in store pricing and promotional pricing.

●	Geo target marketing using in store flyers and social media.

Pilot Market Sales Velocity

We plan to sell 8 cases per store per month in “high volume” stores during product launch, with a goal to increase sales to 10 cases per store per month after 6 months through continued in-store sampling, merchandising and promotion. This step in our Plan of Operations assumes an 80/20 rule as applicable to sales velocity, with high volume stores accounting for 20% of total stores selling and “low volume” stores accounting for 80% of total stores selling. AGB assumes low volume stores will sell 1.5 case/store/month, building to 2 cases/store/month after 6 months.

We plan on using the following methods to accomplish these objectives:

●	Promotional pricing and register discounts.

●	In-store sampling.

●	Marketing via all social media platforms.

●	Introduction of influencers that endorse our products.

August 2021 – January 2022

We plan to further develop our distributor network by securing 40 retail locations within 30 days of securing distributor rights from a wholesaler that has a retailer distribution network, attempting to grow to 400 retail locations after 6 months. We plan on using the following methods in our attempt to secure additional retailers:

●	Secure agreement with a wholesaler, such as a wholesale grocery supply company, to increase our product distribution network.

●	Secure meetings with retailers within the network operated by the wholesaler.

●	Using our first 6-month revenues data to demonstrate and track record of sales.

●	Increasing our marketing position on social media outlets.

●	Introductory pricing

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by a company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, crowdfunding round, a venture capital round, angel investment), or by conversion of certain instruments (e.g., convertible notes, preferred shares, or warrants) into stock. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the number of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Please read the section below, related to this Offering, entitled “Dilution.”

THERE CAN BE NO ASSURANCE THAT WE WILL BE ABLE TO RECEIVE ANY SIGNIFICANT NET PROCEEDS FOR OUR OPERATIONS AND EXPANSION PLANS.

ABOUT THIS CIRCULAR

We have prepared this Offering Circular to be filed with the Securities and Exchange Commission for our Offering of securities. The Offering Circular includes exhibits that provide more detailed descriptions of the matters discussed in this circular. You should rely only on the information contained in this circular and its exhibits. The Company has not authorized any person to provide you with any information different from that contained in this Offering Circular. The information contained in this Offering Circular is complete and accurate only as of the date of this Offering Circular, regardless of the time of delivery of this circular or sale of our Shares. This Offering Circular contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto. All documents relating to this Offering and related documents and agreements, if readily available to us, will be made available to a prospective investor or its representatives upon request.

TAX CONSIDERATIONS

No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be “written advice,” as defined in Circular 230 published by the U.S. Treasury Department.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this Offering Circular, before purchasing our Common Stock. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements”.

RISKS RELATED TO OUR BUSINESS

We have little operating history from which you to judge our future success or failure.

We have completed product development of our first beverage product, formulated our marketing plan, and assembled our management team. We have significant steps in our plan of operations to develop recurring revenues and meet our expenses therefrom, including securing our initial purchase orders and completing and effectuating our marketing and advertising program. There is no assurance that we will generate material revenues or become profitable. The likelihood of our possible success should be considered in light of the problems, difficulties, complications encountered by beverage companies in their early stages of development. If we fail to accomplish the objectives necessary for an early-stage company to overcome risks and uncertainties associated with beverage companies, our results of operations will be negatively impacted.

We are an early-stage company, and our success is subject to the substantial risks inherent in the establishment of a new business venture.

The implementation of our business strategy is ongoing. Our business and operations should be considered to be in an early stage and subject to all of the risks inherent in the establishment of any business venture. Any future success that we might enjoy will depend upon many factors that are set forth herein, including our ability to raise funds from this Offering to accomplish our business objectives, and other factors which may be beyond our control, or which cannot be predicted at this time, and which could have a material adverse effect upon our financial condition, business prospects and operations and the value of your investment.

We have suffered operating losses.

We are subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital to fund operating losses, competition from larger companies having greater product diversity, advertising and marketing budgets, greater financial and operational resources, protection of proprietary recipes and dependence on key individuals. We are subject to numerous risks set forth herein, including whether we will successfully develop our products, the need for additional capital to fund operating losses, competition from substitute products and services from larger companies, protection of our intellectual property and proprietary recipes and our dependence on our management team.

We have generated net losses, and utilized cash in operations since inception, have an accumulated deficit as of November 30, 2020, of $37,639, as well as expect to incur future additional losses. Although we have cash available on hand and believe that this cash will be sufficient to fund operations and meet our obligations as they come due consistent with our current operations, we have insufficient funds to accomplish our Plan of Operations beginning on page 9. Our long-term success is dependent upon our ability to successfully raise additional capital, manufacture, market and distribute its product to generate revenues, and, ultimately, to achieve profitable operations. Our financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We may have difficulty raising additional capital, which could deprive us of necessary resources.

We expect to continue to devote significant capital resources to marketing our products and establishing brand name recognition. In order to support the steps in our Plan of Operations as detailed beginning on page 9, we will need to raise fund from this Regulation A Offering as well as possibly funds through public or private debt or equity financing. Our ability to raise additional financing depends on many factors beyond our control, including the state of capital markets. Sufficient additional financing may be unavailable to us or may be available only on terms that would result in further dilution to the current owners of our common stock. If we are unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, we may have to modify our business plan and/or significantly curtail our planned activities and other operations.

We have not yet introduced our present and future products to the marketplace, which product introduction is subject to uncertainties that may negatively impact our results of operations.

We plan on introducing our first product, A-Game, during February 2021 and our second product A-Game Jr. during the second half of 2021. There is no assurance that we will be able to introduce and market our products in accordance to perform as anticipated or be accepted in the beverages industry. The timing of market our products or the cost of getting our products market-ready cannot be known with certainty. If we fail to introduce and market our first and second products in an effective and timely manner that produces material revenues, our results of operations will be negatively impacted.

We have not yet established brand name recognition; should we be unable to attain acceptance and maintenance of our brand name, our revenues will be negatively impacted

We believe that the establishment and maintenance of our brand that the public identifies with us is critical to establishing, attracting and expanding our customer base. No assurance can be given that our branding efforts will be successful. Promotion of brand awareness among users will depend, among other things, on our success in our organic growth, our marketing efforts, and celebrity influencers that we intend to utilize using their social media accounts to promote the products, none of which can be assured. Should we fail to establish our brand name sufficiently to generate material revenues, our results of operations will be negatively impacted.

Our financial results will fluctuate in the future, which makes them difficult to predict.

Our financial results may fluctuate in the future. Additionally, we have a limited operating history, which makes it difficult to forecast future results. You should consider the risks and uncertainties frequently encountered by new and rapidly growing companies in evolving markets. Our financial results in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:

●	The extent to which COVID-19 outbreak will impact our business and the economy is highly uncertain and cannot be predicted with certainty and may negatively impact our results of operations

●	Our ability to initially establish, maintain and grow our user base.

●	Our suppliers may suffer downturns or financial instability.

●	Development and introduction of new products by our competitors.

●	Increases in marketing, sales, service, and other operating expenses that we may incur to grow and expand our operations and to remain competitive.

●	Our ability to maintain gross margins and operating margins.

●	Changes affecting our suppliers, bottlers, and other third-party service providers.

●	Adverse litigation judgments, settlements, or other litigation-related costs; and

●	Changes in business or macroeconomic conditions including regulatory changes.

Any one or a combination of the above factors may have a negative impact on our results of operations.

We are subject to significant competition in the beverage industry.

The beverage industry is highly competitive, including the cross functional beverage market that we compete in. The principal areas of competition are pricing, packaging, distribution channel penetration, development of new products and flavors and marketing campaigns. Our products will compete with a wide range of drinks by beverage companies, practically all of which have substantially greater financial, marketing and distribution resources and name recognition than we do.

Important factors affecting our ability to compete successfully including name recognition, product availability, price, the taste and flavor of our products, trade and consumer promotions, rapid and effective development of new and unique products, attractive packaging, branded product advertising and pricing. Our products compete in the functional beverage market as well as on a comprehensive level with all liquid refreshments and with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers, such as The Coca Cola Company, which distributes Power Aid, and Pepsi that distributes Gatorade. We also compete with companies that are smaller or primarily local in operation and with private label brands such as those carried by supermarket chains, convenience store chains, mass merchants and club warehouses.

There can be no assurance that we will compete successfully. The failure to do so would materially adversely affect our business, financial condition, and results of operations.

Our sales will be affected by seasonality.

Our sales are expected to be seasonal, the highest sales volumes generally occurring in the second and third quarters, which correspond to the warmer months of the year. Accordingly, we will be subject to fluctuating revenues that may negatively affect our ability to meet our expenses until such time that we generate sufficient revenues to meet our operating expenses on a recurring basis.

Our business may be subject to regulations, noncompliance is costly, and may negatively impact our results of operations.

The production, marketing and sale of beverage products are subject to the rules and regulations of various federal, state, and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our business, financial condition, and results of operations. Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we plan to closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have an adverse effect on our business, financial condition, and results of operations.

We rely on our bottler to mix the product ingredients and bottle our products; if we are unable to maintain good relationships with our bottler or it becomes unavailable to us, our business could suffer.

We do not plan to directly manufacture or mix the ingredients of our products, but instead to outsource these functions to our bottler on a per order basis. Should demand for our products increase, the bottler could begin to charge rates that make using their services cost inefficient or such bottler may be unable to or be willing to provide their services to us on a timely basis or at all. In the event of any disruption or delay, we would need to secure the services of an alternative bottler; however, we may be unable to procure an alternative bottler at commercially reasonable rates and/or within a reasonably short time period and any such transition could be costly. In such case, our business, financial condition, and results of operations would be adversely affected.

Increases in cost or shortages of raw materials or increases in costs of co-packing could harm our business.

The principal raw materials used by us are flavors and ingredient blend as well as thermoplastic bottles, the prices of which are subject to fluctuations. We are uncertain whether the prices of any of the above or any other raw materials or ingredients we utilize will rise in the future and whether we will be able to pass any of such increases on to our customers. We do not use hedging agreements or alternative instruments to manage the risks associated with securing sufficient ingredients or raw materials. As alternative sources of supply may unavailable, any interruption in the supply of such raw materials may negatively impact our revenues and results of operations.

We depend upon our trademarks and proprietary rights, and any failure to protect our intellectual property rights or any claims that we are infringing upon the rights of others may adversely affect our competitive position.

Our success depends, in large part, on our ability to protect our current and future brands and products and to defend our intellectual property rights. We cannot be sure that trademarks will be issued with respect to our current and future trademark applications or that our competitors will not challenge, invalidate, or circumvent any existing or future trademarks issued to, or licensed by, us.

Our products are manufactured using our proprietary blends of ingredients. These blends are created by third-party suppliers to our specifications and then supplied to our bottlers Although all of the third parties in our supply and manufacture chain execute confidentiality agreements, there can be no assurance that our trade secrets, including our proprietary ingredient blends will not become known to competitors.

Our competitors, practically all of whom are more established and have greater financial and personnel resources than we do, may be able to replicate or reverse engineer our processes, brands, flavors, or our products in a manner that could circumvent our protective safeguards. Therefore, we cannot give you any assurance that our confidential business information will remain proprietary. Any such loss of confidentiality could diminish or eliminate any competitive advantage provided by our proprietary information.

We may be unable to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon protection of our rights in trademarks, trade, copyrights, and other intellectual property rights. Our actual and planned use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may be inadequate. We may be unable to preclude third parties from using protected terms with respect to our beverage products. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful intellectual property claim prevents us from providing our products, which could negatively impact our results of operations.

There can be no assurances of protection for proprietary rights or reliance on trade secrets.

We may rely on trade secrets to protect intellectual property, proprietary technology, and processes, which we have acquired, developed, or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area.

We may incur material losses as a result of product recalls and product liability.

We may be liable if the consumption of any of our products causes injury or illness. Defects in our products or quality control failures could expose us to product liability claims, litigation that lead to increased costs and negatively impact our reputation and our results of operations. We also may be required to recall some of our products if they become contaminated or are damaged or mislabeled. Although we have product liability insurance, which will ensure our products on a per production basis until the shelf-life expiration date, there is no assurance that our coverage limits will be adequate to cover any product liability claims. A significant product liability judgment against us, or a widespread product recall, could have a material adverse effect on our business, financial condition, and results of operations.

Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events involving substantial costs.

Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. Additionally, the costs that we may incur in correcting any product defects may be substantial, and errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation is time consuming and costly to defend, and if we do not prevail, could result in the imposition of a damages award. We presently maintain product liability insurance; however, it may not be adequate to cover any claims.

We may be subject to significant liability should the consumption of any of our products cause or be claimed to cause illness or physical harm. We sell products for human consumption, which involves risks such as product contamination or spoilage, product tampering, other adulteration, mislabeling and misbranding. Under certain circumstances, we may be required to, or may voluntarily, recall or withdraw products, which may materially impact our sales and could result in significant losses depending on the costs of the recall, the destruction of product inventory, product availability, competitive reaction and customer and consumer reaction. We may also be subject to claims or lawsuits resulting in liability for actual or claimed injuries, illness, or death. Any of these events may result in a material adverse effect on our business. A product liability judgment against us or a product recall could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

We cannot assure you that we will effectively manage our growth.

We intend to hire additional employees, offer new products, and develop our initial adult and children’s rehydration products. The growth and expansion of our business create significant challenges for our management, operational, and financial resources, including managing multiple relationships and interactions with users, distributors, bottlers, and other third parties. As we continue to grow, our information technology systems, internal management processes, internal controls and procedures and production processes may be inadequate to support our operations. To ensure success, we must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and implement more complex organizational and management structures, we may find it increasingly difficult to maintain the benefits of our corporate culture, including our current team’s efficiency and expertise, which could negatively affect our results of operations. Additionally, this expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may be unable to manage growth effectively, which could damage our reputation, limit our growth, and negatively affect our results of operations.

Our costs may grow more quickly than our revenues, which may negatively affect our potential profitability.

We expect our expenses to continue to increase in the future as we establish recurring revenues, expand our marketing and advertising, our product offerings, and hire additional employees. Our expenses may be greater than we anticipate which would have a negative impact on our results of operations and our ability to invest in expansion of our business.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We depend on the continued services and performance of key members of our management team, Randall Greene, our Chief Executive Officer, and Johnny Damon, our Chairman. If we cannot call upon our officers and/or key management personnel for any reason, our operations and development could be harmed. We do not carry key man life insurance. We have not yet developed a succession plan. Furthermore, as we grow, we will be required to hire and attract additional professionals in programming, accounting, legal, finance, marketing, customer services. We may be unable to locate or attract qualified individuals for such positions, which will affect our ability to grow and expand our business.

If we fail to acquire initial customers and new customers thereafter, or fail to do so in a cost-effective manner, we may be unable to increase net revenue per active customer.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically purchased functional beverages. We will initially rely upon our organic growth and offering our products through an E-Commerce site. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive that the products, we offer to be economically advantageous, of high value and quality, we may be unable to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may be unable to generate the scale necessary to drive beneficial effects with our suppliers, our net revenue may decrease, and our business, financial condition and operating results may be materially adversely affected.

Our success depends in part on our ability to increase our net revenue per active customers; if we fail to increase customer loyalty and repeat purchasing as well as maintain high levels of customer satisfaction and engagement, our growth prospects and revenue will be materially adversely affected.

Our ability to grow our business depends on our ability to retain our existing customer base and generate increased revenue and repeat purchases from this customer base and maintain high levels of customer satisfaction and engagement. To do this, we must continue to provide our customers and potential customers with a unified, convenient, efficient, and differentiated shopping experience. If we fail to increase net revenue per active customer, generate repeat purchases or maintain high levels of customer engagement and average order value, our growth prospects, operating results, and financial condition could be materially adversely affected.

We plan to rely upon a distributor for our initial Northeast market to distribute our products; if we are unable to secure such a distributor, we may be unable to conduct our business and our results of operations may l be negatively impacted.

If proves to be less attractive to our Northeast distributor or future prospective distributors and/or if we fail to attract distributors, and/or our distributors do not market and promote our products with greater focus in preference to the products of our competitors, our business, financial condition, and results of operations could be adversely affected.

Our failure to protect our reputation could have a material adverse effect on our brand name and profitability.

The value in our brand name and its continued effectiveness in driving our sales growth are dependent to a significant degree on our ability to maintain our reputation for safety, high product quality, friendliness, service, trustworthy advice, integrity, and business ethics. Any negative publicity about these areas could damage our reputation and may result in reduced demand for our merchandise. The increasing use of technology also poses a risk as customers are able to quickly compare products and prices and use social media to provide feedback in a manner that is rapidly and broadly dispersed. Our reputation could be impacted if customers have a bad experience and share it over social media.

Our business, financial condition, results of operations and cash flows may be affected by litigation.

We may be involved in lawsuits, regulatory investigations, governmental and other legal procedures, arising out of the ordinary course of business. Legal action may be material and may adversely affect our business, results of operations, financial condition, and cash flows.

Our Bylaws indemnify our officers and directors from certain liabilities.

Our Bylaws contain an indemnification provision limiting the liability of our officers and directors for their acts or failures to act, except for acts involving intentional misconduct, fraud, or a knowing violation of law. This limitation on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders from suing our officers and directors based upon breaches of their duties to us.

Insofar as indemnification for liabilities arising under the Securities Act that may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Business disruptions could affect our operating results.

A significant portion of our development activities and certain other critical business operations are concentrated in a few geographic areas. A major earthquake, fire or other catastrophic event that results in the destruction or disruption of any of our critical facilities could severely affect our ability to conduct normal business operations and, as a result, our future financial results could be materially and adversely affected.

Because our officers have a controlling interest in our voting shares, they can exert significant control over our business and affairs.

Our Chairman and Chief Executive Officer own 54.5% and 12.4% of our outstanding shares prior to completion of this Offering, respectively, and collectively 66.9%, and have a controlling interest and significant influence and control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including the following:

●	to elect or defeat the election of our directors.

●	to amend or prevent amendment of our certificate of incorporation or by-laws.

●	to effect or prevent a merger, sale of assets or other corporate transaction.

●	to control the outcome of any other matter submitted to our stockholders for a vote.

After the Offering and assuming the maximum shares of 20,000,000 are sold, our Chairman and Chief Executive Officer will own 36.5% and 8.3%, respectively, and collectively 44.8%, and continue to have a controlling interest and significant influence and control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote.

This concentration of ownership by itself may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for our common stock, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

We will need substantial additional funding to continue our operations, which could result in dilution to our stockholders; we may be unable to raise capital when needed, if at all, which could cause us to have insufficient funds to pursue our operations, or to delay, reduce or eliminate our development of new programs or commercialization efforts.

We expect to incur additional costs associated with operating as a public company and to require substantial additional funding to continue to pursue our business and our expansion plans. We may also encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may increase our capital needs and/or cause us to spend our cash resources faster than we expect. Accordingly, we expect that we will need to obtain substantial additional funding in order to continue our operations. To date, we have financed our operations entirely through equity investments by related parties and other investors and the incurrence of debt. We expect to continue to do so in the foreseeable future. Additional funding from those or other sources may not be available when or in the amounts needed, on acceptable terms, or at all. If we raise capital through the sale of equity, or securities convertible into equity, it will result in dilution to our existing stockholders, which could be significant depending on the price at which we may be able to sell our securities. If we raise additional capital through the incurrence of additional indebtedness, we will likely become subject to further covenants restricting our business activities, and holders of debt instruments may have rights and privileges senior to those of our equity investors. In addition, servicing the interest and principal repayment obligations under debt facilities could divert funds that would otherwise be available to support development of new programs and marketing to current and potential new clients. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or eliminate development of new programs or future marketing efforts. Any of these events could significantly harm our business, financial condition, and prospects.

Our success will depend on the combined skills of our management.

Our business will be significantly dependent on our management team composed of our Chief Executive Officer, Randall Greene, and our Chairman, Johnny Damon. The loss of either one of our executives could have a material adverse effect on our ability to execute our business plans. We must attract and retain talented personnel to succeed. There can be no assurance that we will be able to recruit and retain the employees we will need to successfully execute our business plan. If we are unable to recruit and retain appropriate personnel, our ability to successfully execute our business plan will be severely constrained. In addition, the loss of any key employees, including any of the members of our management team, could have a material adverse effect on our operations and results of operations.

Changes in consumer product and shopping preferences may reduce demand for some of our products.

The beverage industry is subject to ever changing consumer preferences which may negatively impact our sales, including those consumer concerns for health, wellness, nutrition considerations, and caloric intake associated with sugar-sweetened beverages. Considering, among other things, that we only have 1 current product and 1 future product, our future success may be dependent upon our ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we will need to develop and introduce different and innovative beverages. Should we fail to address or anticipate changes in consumer shopping preferences and adapt our products accordingly, our revenues will be adversely affected.

Present competition as well as Increased competition in the beverage industry and changing retail landscape could hurt our business.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products, flavors, product positioning as well as promotion and marketing strategies. Important factors affecting our ability to compete successfully include the taste and flavor of our products, trade and consumer promotions, rapid and effective development of new and unique cutting-edge products, attractive and different packaging, branded product advertising and pricing. Many companies offering beverage products are already well established in the marketplace, and many additional products may already be in the marketing trial stage or beyond. If we fail to adopt strategies and products to compete with competitors, our results of operations will be adversely impacted.

COVID-19 RELATED RISKS

The coronavirus may negatively impact sourcing and manufacturing of the products that we plan to sell as well as consumer spending, which could adversely affect our business, results of operations and financial condition.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of COVID-19 has resulted in a widespread health crisis that could adversely affect the economies and financial markets worldwide, and could adversely affect our business, results of operations and financial condition.

The effect of the COVID-19 may adversely affect our supply chain.

The worldwide effect of coronavirus could adversely affect our business, results of operations and financial condition. The coronavirus may materially impact our potential sales, bottling our products, generating retail sales in the Northeast United States, and sourcing and co-packing of our products Additionally, inability to obtain raw materials, including our flavors, disruptions in the supply chain and potential disruption of transportation of goods is adversely impacted by COVID-19. As a result, we may be unable to obtain fill our orders, which would adversely affect our business, results of operations and financial condition.

The effect of the COVID-19 may adversely affect our customers.

Further, such risks as described above could also adversely affect our customers’ financial condition, resulting in reduced spending for the merchandise we sell. Risks related to an epidemic, pandemic, or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our sourcing partners. The ultimate extent of the impact of any epidemic, pandemic, or other health crisis on our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of such epidemic, pandemic or other health crisis and actions taken to contain or prevent their further spread, among others. These and other potential impacts of an epidemic, pandemic, or other health crisis, such as COVID-19, could therefore materially and adversely affect our business, financial condition, and results of operations.

THE OUTBREAK OF COVID-19 HAS RESULTED IN A WIDESPREAD HEALTH CRISIS THAT COULD ADVERSELY AFFECT THE ECONOMIES AND FINANCIAL MARKETS WORLDWIDE AND COULD EXPONENTIALLY INCREASE THE RISK FACTORS DESCRIBED ABOVE AND BELOW.

RISKS RELATED TO OUR SECURITIES

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

We may rely on equity sales of common stock to fund operations. We may conduct further equity and/or convertible debt offerings in the future to finance operations or other projects that it decides to undertake. If common stock is issued in return for additional funds, or upon conversion or exercise of outstanding convertible debentures or warrants, the price per share could be lower than that paid by existing common stockholders. If we issue additional shares of common stock, your percentage interest will be lower. This condition, often referred to as “dilution”, could result in a reduction in the per share value of your shares of common stock. Our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock. Our Board of Directors has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares of common stock. In addition, if a trading market develops for our common stock, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. The foregoing actions will result in dilution of the ownership interests of existing shareholders, may further dilute common stock book value, and that dilution may be material. To the extent that the cash flow from operations are insufficient to fund our operations, we will be required to raise additional capital through equity or debt financing. Any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve significant restrictive covenants.

An investment in our shares is highly speculative.

The shares of our common stock are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the risk factors contained herein relating to our business and prospects. If any of the risks presented herein actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Should our common stock become publicly traded, we expect that the market price of our Common Stock may fluctuate in response to one or more of the following factors, many of which are beyond our control:

●	competitive pricing pressures.

●	our ability to market our services on a cost-effective and timely basis.

●	changing conditions in the market.

●	changes in market valuations of similar companies.

●	stock market price and volume fluctuations generally.

●	regulatory developments.

●	fluctuations in our quarterly or annual operating results.

●	additions or departures of key personnel.

●	future sales of our Common Stock or other securities.

The price at which you purchase shares of our Common Stock may not be indicative of the price that will prevail in the trading market. Shareholders may experience wide fluctuations in the market price of our securities. These fluctuations may have a negative effect on the market price of our securities and may prevent a shareholder from obtaining a market price equal to the purchase price such shareholder paid when the shareholder attempts to sell our securities in the open market. In these situations, the shareholder may be required either to sell our securities at a market price, which is lower than the purchase price the shareholder paid, or to hold our securities for a longer period than planned. An inactive or low trading market may also impair our ability to raise capital by selling shares of capital stock. You may be unable to sell your shares of Common Stock at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment. Any of the risks described above could adversely affect our sales and profitability and the price of our Common Stock.

Our annual and quarterly results may fluctuate, which may cause substantial fluctuations in our Common Stock price.

Our annual and quarterly operating results may in the future fluctuate significantly depending on factors including the timing of purchase orders, new product releases by us and other companies, gain or loss of significant customers, price discounting of our products, the timing of expenditures, product delivery requirements and economic conditions. Revenues related to our product are required to be recognized upon satisfaction of all applicable revenue recognition criteria. The recognition of revenues from our product is dependent on several factors, including, but not limited to, the terms of any license agreement and the timing of implementation of our products by our customers.

Any unfavorable change in these or other factors could have a material adverse effect on our operating results for a particular quarter or year, which may cause downward pressure on our Common Stock price should our Common Stock ever be quoted on a trading medium. We expect quarterly and annual fluctuations to continue for the foreseeable future.

We have never paid cash dividends and do not anticipate doing so in the foreseeable future.

We have never declared or paid cash dividends on our common shares. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

The forward-looking statements contained herein report may prove incorrect.

This filing contains certain forward-looking statements, including among others: (i) anticipated trends in our financial condition and results of operations; (ii) our business strategy for expanding our business into various foreign countries; and (iii) our ability to distinguish ourselves from our current and future competitors. These forward-looking statements are based largely on our current expectations and are subject risks and uncertainties. Actual results could differ materially from these forward-looking statements. In addition to the other risks described elsewhere in this “Risk Factors” discussion, important factors to consider in evaluating such forward-looking statements include: (i) changes to external competitive market factors or in our internal budgeting process which might impact trends in our results of operations; (ii) anticipated working capital or other cash requirements; (iii) changes in our business strategy or an inability to execute our strategy due to unanticipated changes in our business; and (iv) various competitive factors that may prevent us from competing successfully in the marketplace. Considering these risks and uncertainties, many of which are described in greater detail elsewhere in this “Risk Factors” discussion, there can be no assurance that the events predicted in forward-looking statements contained in this Offering Circular will, in fact, transpire.

Litigation may adversely affect our business, financial condition, and results of operations.

From time to time in the normal course of its business operations, we may become subject to litigation that may result in liability material to our financial statements as a whole or may negatively affect our s operating results if changes to our business operations are required. The cost to defend such litigation may be significant and may require a diversion of resources. In addition, litigation could result in the diversion of significant management time in responding to litigation. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business, regardless of whether the allegations are valid or whether we are ultimately found liable. Insurance may be unavailable at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of the insurance coverage for any claims could have a material adverse effect on our business, results of operations, and financial condition.

We have not voluntarily implemented various corporate governance measures, which may result in shareholders having limited or no protections against interested officer and/or director transactions or conflicts of interests.

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. We have not yet adopted any such corporate governance measures, and since our securities are not listed on a national securities exchange or NASDAQ or any trading medium at this time, we are not required to do so. For example, we do not have an audit, nominating and compensation committees comprised of at least a majority of independent directors, with could impact whether responsible corporate conduct is applied to compensation packages to our officers and directors, especially where with respect to transactions with other entities of which our officers and/or directors have a material interest in. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

Should we elect to become a public reporting company under the Exchange Act, we will be required to publicly report as an Emerging Growth Company but we will take advantage of relaxed ongoing reporting Requirements

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act”) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1.0 Billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, though if the market value of our Common Stock that is held by non-affiliates exceeds $700 million, we would cease to be an “emerging growth company”.

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within one hundred twenty (120) calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within ninety (90) calendar days after the end of the first six (6) months of the issuer’s fiscal year.

RISKS RELATED TO THE OFFERING

This Offering has not been reviewed by independent professionals regarding factual matters represented by our management.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of deciding to purchase our Offered Shares, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in deciding to purchase our Offered Shares.

An Investor’s ability to seek relief in the state courts as a more favorable jurisdiction with respect to the Subscription Agreement between an Investor and us may present litigation difficulties and increased litigation costs to an investor

Notwithstanding the place where the Subscription Agreement may be executed by any of the parties to such Subscription Agreement, pursuant to the terms of the Subscription Agreement, such parties expressly agree that all the terms and provisions shall be construed in accordance with and governed by the laws of the State of Florida. Exclusive venue for any dispute arising out of the Subscription Agreement or the Shares shall be the state courts in Florida, or the US District Court located in Orlando, Florida. This provision applies to disputes arising under state law and the Securities Act and the Exchange Act. Securities Act Section 22 creates concurrent jurisdiction, respectively, for federal and state courts over all lawsuits brought to enforce any duty of liability created by the Securities Act or the rules and regulations thereunder. Exchange Act Section 27 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Accordingly, an Investors’ ability to seek relief in the state courts may present uncertainty whether such courts will dismiss such action due to a ruling of exclusive federal jurisdiction. Jurisdictional challenges to a state court ruling that the matter is exclusively within federal jurisdiction may result in additional and substantial litigation costs. Additionally, with respect to claims made by an investor, such investor is prohibited from waiving compliance with the federal securities laws and the rules and regulations thereunder. As such, the forum selection provision may limit an investor’s ability to bring claims in judicial forums that they deem to be favorable to such disputes and may discourage lawsuits with respect to such claims. These litigation risks should be considered by each investor before signing the subscription agreement.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds and may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

All proceeds from the sale of shares we offer will be immediately available for our use and may be insufficient for our business needs.

We have not established an escrow to hold any of the proceeds from the sale of the shares that we offer. As a result, all proceeds from the sale of shares that we offer will be available for our immediate use. The proceeds of the sale may be insufficient to implement our Plan of Operations.

The rights of the holders of Common Stock may be impaired by the potential issuance of preferred stock.

Although we currently have no plans to authorize any class of Preferred Shares or issue preferred stock if preferred shares are authorized, if we were to issue shares of preferred stock, the rights of the holders of Common Stock could be impaired by issuance of preferred stock due to possible preferential rights granted to Preferred Shareholders.

RISKS RELATED TO OUR COMMON STOCK

There is no public trading market for our securities and no such market may ever develop.

There is no active trading market for the securities being offered and no market may develop in the foreseeable future. We plan on applying to FINRA and OTC Markets for a stock symbol to have our common stock quoted on the OTCQB, however, there are no assurances that we will be successful in doing so, in which case investors may have illiquid investments and be unable to monetize their investment.

Future issuances of debt securities, which may rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which would rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our common stock.

Cautionary Note

We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our common stock.

USE OF PROCEEDS

We currently intend to use such net proceeds as set forth below. As of the date of this Offering Circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of Common Stock. Accordingly, we will retain broad discretion over the use of these proceeds, if any. The following tables represent management’s best estimate of the uses of the net proceeds received from the sale of our shares of Common Stock in this Offering, assuming the sale of, respectively, 25%, 50%, 75%, and 100% of the common stock offered for sale in this Offering

(Percentage of Offering Sold)
	25%	50%	75%	100%
Marketing/Promotions/Sponsorship	$1,250,000	$2,500,000	$3,750,000	$5,000,000
Salaries	$75,000	$150,000	$225,000	$300,000
Slotting Fees	$160,000	$320,000	$480,000	$640,000
Production Run	$800,000	$1,600,000	$2,400,000	$3,200,000
Travel & Hotel	$12,500	$25,000	$37,500	$50,000
Freight Transportation & Warehousing Fees	$100,000	$200,000	$300,000	$400,000
Administrative & Legal	$62,500	$125,000	$187,500	$250,000
Working Capital	$2,540,000	$5,080,000	$7,620,000	$10,160,000
Total Proceeds (1)	$5,000,000	$10,000,000	$15,000,000	$20,000,000

1)	In the event that our estimated offering expenses are less than the amounts indicated above, any such excess funds shall be applied toward our working capital and other corporate purposes.

The amounts set forth above are estimates, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems, or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors.”

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

DILUTION

If you purchase Common Stock shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share of Common Stock in this Offering and the net tangible book value per share of our Common Stock after this Offering of Common Stock. Our unaudited net pro-forma tangible book value as of November 30, 2020 was $221,489 or $0.01 per share on current issued shares of our Common Stock, based on 40,349,000 outstanding shares.

Assuming the sale of all 20,000,000 shares of Common Stock in this Offering at the initial public offering price of $1.00 per share and after deducting approximately $23,000 in expenses our pro forma as adjusted net tangible book value of our Common Stock would have been approximately $20,198,489 or $0.33 per share as at November 30, 2020. This amount represents an immediate increase in pro forma net tangible book value of $0.32 per share to our existing stockholders at the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately $0.67 or 67% per share to new investors purchasing shares of Common Stock in this Offering at $1.00 per share.

The following tables illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this Offering (after our estimated maximum offering expenses of up to $23,000:

Funding Level		$20,000,000	$15,000,000	$10,000,000	$5,000,000
Offering Price		$1.00	1.00	1.00	1.00
Pro forma net tangible book value per Common share before Offering		$221,489	221,489	221,489	221,489
Increase in per common share attributable to investors in this Offering		$0.32	0.26	0.19	0.10
Pro forma net tangible book value per Common share after Offering		$0.33	0.27	0.20	0.11
Dilution to investors		$0.67	0.73	0.80	0.89
Dilution as a percent of Offering Price	%	67	73	80	89

The following table set forth, assuming the sale of, respectively, 100%, 75%, 50%, 25% and 10% of the shares offered for sale in this Offering, the percentage of issued and outstanding shares to existing and new Stockholders.

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 100% of common stock shares are sold
Existing Stockholders	40,349,000	66.9%	$273,649	1.3%
New Investors	20,000,000	33.1%	$20,000,000	98.7%
Total	60,349,000	100.0%	$20,273,649	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 75% of Shares Sold:
Existing Stockholders	40,349,000	72.9%	$273,649	1.8%
New Investors	15,000,000	27.1%	$15,000,000	98.2%
Total	55,349,000	100.00%	$15,273,649	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 50% of Shares Sold:
Existing Stockholders	40,349,000	80.1%	$273,649	2.7%
New Investors	10,000,000	19.9%	$10,000,000	97.3%
Total	50,349,000	100.00%	$10,273,649	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 25% of Shares Sold:
Existing Stockholders	40,349,000	89.0%	$273,649	5.2%
New Investors	5,000,000	11.0%	$5,000,000	94.8%
Total	45,349,000	100.00%	$5,273,649	100.00%

	Shares Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 10% of Shares Sold:
Existing Stockholders	40,349,000	95.3%	$273,649	12.0%
New Investors	2,000,000	4.7%	$2,000,000	88.0%
Total	42,349,000	100%	$2,273,649	100.00%

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis and Results of Operations

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with our financial statements for the period from September 16, 2020 to November 30, 2020, and the notes thereto.

Safe Harbor for Forward-Looking Statements

Certain statements included in this MD&A constitute forward-looking statements, including those identified by the expressions anticipate, believe, plan, estimate, expect, intend, and similar expressions to the extent they relate to us or our management. These forward-looking statements are not facts, promises, or guarantees; rather, they reflect current expectations regarding future results or events. These forward-looking statements are subject to risks and uncertainties that could cause actual results, activities, performance, or events to differ materially from current expectations, including risks related to developing our initial revenues, revenue growth, operating results, industry, and products, as well as the matters discussed under Risk Factors beginning at page 12. Readers should not place undue reliance on any such forward-looking statements. We disclaim any obligation to publicly update or to revise any such statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report.

Overview

Because our operating results only represent the period from our inception of September 16, 2020 to November 30, 2020, we have no means by which to present comparable financial periods.

In the period from our inception of September 16, 2020 through November 30, 2020, we operated in a startup phase developing our production and distribution channels and raising capital to fund our initial operations, and to date we have not generated any revenues. We have focused the majority of this time developing the concept for our hydration drinks, the proposed bottling and labeling of our drink products, and raising capital. As such, our costs have solely consisted of $37,639 of general and administrative costs and we incurred no sales and marketing related costs. On a going forward basis, we expect to have increases in our costs of goods sold, including production costs, marketing, distribution costs, and administrative expenses.

We face significant challenges to accomplish our business objectives as provided for in our Plan of Operations beginning on page 9, including whether we are able to raise sufficient funds from the Regulation A Offering to complete the steps in our Plan of Operations and whether the risk factors beginning on page 12 will materially affect our operating results.

Summary of Results

The following table summarizes the results of our operations for the period from our inception of September 16, 2020 to November 30, 2020.

A-Game Beverages, Inc.
Statement of Operations

For the period from September 16, 2020 (inception) through November 30, 2020
Sales	$-

Cost of goods sold	-

Gross Profit	-

Operating Expenses
General and administrative expenses	37,639
Total operating expenses	37,639

Operating Loss	(37,639)

Net loss	$(37,639)

For the Period from September 16, 2020 to November 30, 2020

Revenues and Cost of Goods Sold

To date, we have not generated any revenues from the sale of our hydration drink product; as such, we have $0 costs of goods sold.

Net Loss

Our net loss is $37,639, which amount is solely attributable to general and administrative expenses of $37,639.

General and Administrative Expenses

We had selling, general and administrative expenses of $37,639, primarily consisting of marketing and management expenses.

Liquidity and Capital Resources

As of November 30, 2020, we had total current assets of $270,526 composed of: (a) cash and cash equivalents of $191,664; (b) deposits on contracts of $60,341; (c) $4,000 of deferred offering costs; and (d) intellectual property of $14,521.

As of November 30, 2020, we had total liabilities of $34,516 composed of: (a) $6,581 of accounts payable; (b) $10,250 of deposit refunds to non-accredited investors; and (c) $17,685 of note payable to officer.

Net Cash Used in Operating Activities Cash Flows from Operating Activities

For the period from September 16, 2020 to November 30, 2020, we had $(85,383) of net cash used in operating activities.

Investing Activities

For the period from September 16, 2020 to November 30, 2020, we had $(4,388) of net cash used in investing activities, which solely is attributable to $(4,388) for the purchase of intellectual property.

Financing Activities

For the period from September 16, 2020 to November 30, 2020, we had net cash provided by financing activities of $281,435 composed of: (a) $10,250 of deposit refunds to non-accredited investors; (b) $17,685 of proceeds from note payable to officer; (c) $257,500 representing proceeds from issuance of stock; and (d) an offset of $(4,000) attributable to deferred offering costs.

Offering and Selling to Investors in Foreign Jurisdictions

Notice to Prospective Investors in Canada

The Offering of the Common Stock Shares in Canada is being made on a private placement basis in reliance on exemptions from the Offering Circular requirements under the securities laws of each applicable Canadian province and territory where the Common Stock Shares may be offered and sold, and therein may only be made with investors that are purchasing as principal and that qualify as both an “accredited investor” as such term is defined in National Instrument 45-106 Offering Circular and Registration Exemptions and as a “permitted client” as such term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligation. Any offer and sale of the Common Stock Shares in any province or territory of Canada may only be made through a dealer that is properly registered under the securities legislation of the applicable province or territory wherein the Common Stock Sharecare offered and/or sold or, alternatively, by a dealer that qualifies under and is relying upon an exemption from the registration requirements therein.

Any resale of the Common Stock Shares by an investor resident in Canada must be made in accordance with applicable Canadian securities laws, which may require resales to be made in accordance with Offering Circular and registration requirements, statutory exemptions from the Offering Circular and registration requirements or under a discretionary exemption from the Offering Circular and registration requirements granted by the applicable Canadian security’s regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Common Stock Shares outside of Canada.

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of Common Stock Shares may be made to the public in that Relevant Member State other than:

●	To any legal entity which is a qualified investor as defined in the Offering Circular Directive.

●	To fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Offering Circular Directive), as permitted under the Offering Circular Directive, subject to obtaining the prior consent of the representatives; or

●	In any other circumstances falling within Article 3(2) of the Offering Circular Directive, provided that no such offer of Common Stock Shares shall require us or the representatives to publish an Offering Circular pursuant to Article 3 of the Offering Circular Directive or supplement an Offering Circular pursuant to Article 16 of the Offering Circular Directive.

Each person in a Relevant Member State who initially acquires any Common Stock Shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Offering Circular Directive. In the case of any Common Stock Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Offering Circular Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Common Stock Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any Common Stock Shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

This offering circular has been prepared on the basis that any offer of Common Stock Shares in any Relevant Member State will be made pursuant to an exemption under the Offering Circular Directive from the requirement to publish an Offering Circular for offers of Class A shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of Common Stock Shares which are the subject of the Offering contemplated in this offering circular may only do so in circumstances in which no obligation arises for us to publish an Offering Circular pursuant to Article 3 of the Offering Circular Directive in relation to such offer. We have not authorized, nor do we authorize, the making of any offer of Common Stock Shares in circumstances in which an obligation arises for us to publish an Offering Circular for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any Common Stock Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Stock Shares to be offered so as to enable an investor to decide to purchase or subscribe the Class A shares, as the same may be varied in the Relevant Member State by any measure implementing the Offering Circular Directive in the Relevant Member State and the expression “Offering Circular Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Offering Circular Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The Common Stock Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance Offering Circulares under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing Offering Circulares under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the Common Stock Shares or this Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing materials relating to this Offering, us, the Common Stock Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of Common Stock Shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of Common Stock Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Class A shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This offering circular relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This Offering circular is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this offering circular nor taken steps to verify the information set forth herein and has no responsibility for the offering circular. The Common Stock Shares to which this offering circular relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Common Stock Shares offered should conduct their own due diligence on the Class A shares. If you do not understand the contents of this offering circular you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, Offering Circular, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this Offering. This offering circular does not constitute an Offering Circular, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for an Offering Circular, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Common Stock Shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Common Stock Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Common Stock Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this Offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Common Stock Shares must observe such Australian on-sale restrictions.

This offering circular contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this offering circular is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in China.

This offering circular does not constitute a public offer of the Class A shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The Common Stock Sharecare not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Common Stock Shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Hong Kong

The Common Stock Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “Offering Circular” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Common Stock Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Common Stock Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The Common Stock Shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This offering circular has not been registered as an Offering Circular with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Common Stock Shares may not be circulated or distributed, nor may the Common Stock Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Common Stock Sharecare subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	A corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire Class A share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	A trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Common Stock Shares pursuant to an offer made under Section 275 of the SFA except:

i.	To an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA.

ii.	Where no consideration is or will be given for the transfer.

iii.	Where the transfer is by operation of law.

iv.	As specified in Section 276(7) of the SFA; or

v.	As specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Common Stock Shares and Debentures) Regulations 2005 of Singapore.

State Securities - Blue Sky Laws

There is no established public market for our shares of our Common Stock outside of the OTC Markets Pink Sheets, and there can be no assurance that any other market will develop in the foreseeable future. Transfer of our Common Stock Shares may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our Common Stock Shares may not be traded in such jurisdictions. Because the securities qualified hereunder have not been registered for resale under the blue-sky laws of any state, the holders of such Common Stock Shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the Common Stock Shares for an indefinite period of time.

We will consider applying for listing with a provider of business and financial information on publicly listed companies, which, once published, will provide us with “manual” exemptions in approximately 39 states as indicated in CCH Blue Sky Law Desk Reference at Section 6301 entitled “Standard Manuals Exemptions.”

39 states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling shareholders. In these states, so long as we obtain and maintain a listing in a securities manual recognized by the state such as Moody’s Investor Service or Standard and Poor’s Corporate Manual, secondary trading of our Common Stock Shares can occur without any filing, review or approval by state regulatory authorities. These states are Alaska, Arizona, Arkansas, Colorado, Connecticut, Nevada, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Texas, Utah, Vermont, Washington, West Virginia, Wisconsin, and Wyoming. If we can secure this listing in such securities manuals, only then secondary trading can occur in these states without further action.

We will also consider applying for listing pursuant to the OTCQB market. Currently, forty-four U.S. states and jurisdictions maintain “Manual Exemptions,” which generally allow for secondary trading of qualifying companies as long as certain key information about the company is published in a nationally recognized securities manual or its electronic equivalent. Each state determines which manuals qualify under its rules. Currently, there are regulatory recognitions for OTCQB markets, with Blue Sky secondary trading exemptions in states such as Alaska, Arkansas, Connecticut, Colorado, Delaware, Georgia, Hawaii, Indiana, Iowa, Louisiana, Maine, Mississippi, Nebraska, Mexico, Ohio, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Utah, Washington, West Virginia, Wisconsin and Wyoming and New Jersey.

We currently do not intend to and may not be able to qualify securities for resale in other states which require Common Stock Shares to be qualified before they can be resold by holders of Common Stock Shares.

Restrictions Imposed by the USA PATRIOT Act and Related Acts

In accordance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, the securities offered hereby may not be offered, sold, transferred, or delivered, directly or indirectly, to any “unacceptable investor,” which means anyone who is:

●	A “designated national,” “specially designated national,” “specially designated terrorist,” “specially designated global terrorist,” “foreign terrorist organization,” or “blocked person” within the definitions set forth in the Foreign Assets Control Regulations of the United States, or U.S., Treasury Department.

●	Acting on behalf of, or an entity owned or controlled by, any government against whom the U.S. maintains economic sanctions or embargoes under the Regulations of the U.S. Treasury Department.

●	Within the scope of Executive Order 13224 - Blocking Property and Prohibiting Transactions with Persons who Commit, Threaten to Commit, or Support Terrorism, effective September 24, 2001.

●	A person or entity subject to additional restrictions imposed by any of the following statutes or regulations and executive orders issued thereunder: the Trading with the Enemy Act, the National Emergencies Act, the Antiterrorism and Effective Death Penalty Act of 1996, the International Emergency Economic Powers Act, the United Nations Participation Act, the International Security and Development Cooperation Act, the Nuclear Proliferation Prevention Act of 1994, the Foreign Narcotics Kingpin Designation Act, the Iran and Libya Sanctions Act of 1996, the Cuban Democracy Act, the Cuban Liberty and Democratic Solidarity Act and the Foreign Operations, Export Financing and Related Programs Appropriations Act or any other law of similar import as to any non-U.S. country, as each such act or law has been or may be amended, adjusted, modified or reviewed from time to time; or

●	Designated or blocked, associated, or involved in terrorism, or subject to restrictions under laws, regulations, or executive orders as may apply in the future similar to those set forth above.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table lists the names and ages of our executive officers and director. The director(s) will continue to serve until the next annual shareholders meeting, or until their successors are elected and qualified. All officers serve at the discretion of the Board of Directors.

Name	Position Held with Our Company	Age	Date First Elected or Appointed
Randall Greene	Chief Executive Officer/Chief Financial Officer/Director	55	September 16, 2020
Johnny Damon	Chairman	48	September 16, 2020
Leslie Ann Wade	Independent Director	56	January 4, 2021
Timothy I. Sullivan	Independent Director	67	January 4, 2021
Iain Francis Jackson	Independent Director	53	January 4, 2021
Bradley Hilton	Director	53	January 4, 2021
Jeremy Spry	Director	44	January 4, 2021

Randall Greene, Chief Executive Officer/Chief Financial Officer/Director

Randall F. Greene was appointed as our Chief Executive Officer/Chief Financial Officer/Chief Accounting Officer/Director on September 16, 2020. From July 2014 to present, he has been the Chief Executive Officer of Stahl Faust Immobilien, LLC, a real estate development company. From June 2012 to present, Randall F. Greene has been the Chairman of Bella Collina Community Development District, a governmental entity. From March 2011 to April 2020, he was the Chief Executive Officer of RG Developments and Investments LLC, a real estate development company owned by Randall Greene. From November 2016 to present, he has been the Vice Chairman of Bonnet Creek Resorts. Community Development District, a governmental entity. From September 2019 to present, he has been the Chairman of the Westwood Orange County Convention Center Community Development District, a governmental entity. He is a director of Legion Capital, a holding company with operating subsidiaries in the areas of commercial lending, real estate development, real estate services, management, and marketing.

Additionally, Randall F. Greene has been associated with the following:

●	CEO, Stahl Faust Immobilien, LLC, a real estate development firm

●	Minority Partner with DCS Real Estate Investments (“DCS”), a real estate development firm

●	Minority Partner with DCS owning the 1900-acre Bella Collina Club and Resort, Bella Collina, Florida

●	Minority Partner with DCS owning the new 516 room JW Marriott Bonnet Creek Resort and Spa at the Walt Disney World Resort in Orlando

●	Minority Partner with DCS owning the 60-acre Sandlake Vista multi use project with 300 luxury apartments, hotel, medical offices, 7/11 store and a self-storage facility in Orlando, Florida.

●	Minority Partner with DCS owning a retail project in Disney’s Celebration project in Celebration, Florida.

●	Minority Partner in the 1200 room Marriott and Westin Towers at the Orange County Convention Center in Orlando, which is in development and construction starting mid-2022.

●	Chairman of the Bella Collina Community Development District (Governmental Entity)

●	Chairman of the Westwood/ OCC Community Development District at the Orange County Convention Center (Governmental Entity)

●	Vice Chairman of the Bonnet Creek Resorts Community Development District at the Walt Disney World Resort Entertainment Complex (Governmental Entity}

Johnny Damon, Chairman of the Board

Johnny Damon was appointed as our Director/Chairman of the Board on September 16, 2020. From 1995 to 2012, Johnny Damon was a professional Major League baseball player, and was an All-Star in 2002 and 2005, a World Series Champion with the Boston Red Sox in 2004 and the New York Yankees in 2009, and the American League stolen base leader in 2000. Johnny Damon has been self-employed since he left baseball and has appeared on TV shows, such as celebrity apprentice, Family Feud, Dancing with the Stars, Below Deck Mediterranean, Tanked, and has been running his Johnny Damon Foundation, a not-for-profit 501(c)3, to raise and donate funds to charitable organizations. The Foundation assists local and national programs that provide leadership and growth opportunities for disadvantaged children at risk. Since 2016, Johnny Damon has been on the President’s Council for sports, fitness, and nutrition. In October 2020, Johnny Damon was appointed as a Director of Legions Capital, a holding company with operating subsidiaries in the areas of commercial lending, real estate development, real estate services, management, and marketing.

Leslie Anne Wade

On January 4, 2021, we appointed Leslie Anne Wade as our Independent Director. She is an award-winning experienced communications and marketing expert, including: (a) from 2010 to Present, the Managing Director of Wade Media Management, a sports media firm based in New York, New York; (b) from 2010 to 2018, Managing Director of Faldo Enterprises, a sports, branding and golf course design firm based in Windsor England, directing the Nick Faldo brands; (c) from 2010 to 2018, a Managing Director with SVP Communications (CBS Sports) serving as an executive with the sports media division. Leslie Anne Wade received a BA in Communications and English Writing from Saint Mary’s College, Notre Dame, Indiana. In 2003 and 2004, she received the Woman of the Year Award from Garden Sports and Events and the National Football Foundation, respectively.

Timothy I. Sullivan

On January 4, 2021, we appointed Timothy I. Sullivan, Brigadier General (Retired) as our Independent Director. A 1975 graduate of the Citadel, Timothy I. Sullivan has had a distinguished military career from 1976 to 2009, having reached the rank of Brigadier General in 2006.

From July 2005 to 2009, he was the Deputy Commander of Joint Forces Headquarters of Saint Augustine, Florida. From 2005 to 2009, he also has served as the Commander of the 83d Troop Command in Tallahassee, Florida. His past assignments also include Commander, 50th Area Support Group, Team Chief 32nd AAMDC, Commander 1/265 ADA, and Operations Officer 164th Air Defense Artillery. Among his awards and decorations are: Bronze Star, Meritorious Service Medal (with 1 Bronze Oak Leaf Cluster), Army Commendation Medal (with 4 Bronze Oak Leaf Clusters), Army Achievement Medal (with 2 Bronze Oak Leaf Clusters), Army Reserve Components Achievement Medal (with 3 Bronze Oak Leaf Clusters), National Defense Service Medal (with 1 Bronze Service Star), War on Terrorism Expeditionary Medal, War on Terrorism Service Medal, Humanitarian Service Medal, Armed Forces Reserve Medal (with M device), Army Service Ribbon, Army Reserve Component Overseas Training Ribbon (with numeral 2)

In 1996, Timothy I. Sullivan he completed the Command General Staff Officer Course and in 2005 he received a Master’s Degree in Strategic Studies from the US Army War College.

Iain Francis Jackson

On January 3. 2021, we appointed Iain Francis Jackson to our Board of Directors. Iain Jackson, a resident of London, England and has over 21 years’ experience in the investment banking and securities area, including:

2018 to present	BGC International, New York / London

Partner on the USD Derivatives desk.

2011 to 2018	Tradition, New York / London

(Position) – International Derivatives Desk (2011 to 2012)

(Executive Director) – Euro Swaps Division (2012 to 2014

(Executive Director - European Swap desk and US Derivatives Desk (2012 to 2014)

(Position) – US Derivatives Desk from 2016 to 2018.

(Position) - from 2005 to 2009

2009 to 2011	Tullett Prebon, London

Develop the European Swap desk.

2003 to 2005	Martin International Securities (MIS), London

Head of European Government Debt.

Education

1987-1990	Loughborough University of Technology, Leicestershire, United Kingdom. BSc Hons Ergonomics / Human Factors Engineering

1990-1991	Oxford University, St. Anne’s College, Oxford, Oxfordshire, United Kingdom. Postgraduate degree

Bradley Hilton

We appointed Bradley Hilton as our Director on January 4, 2020. For the past 5 years, Bradley Hilton has been an owner of Gains Venture Group, a venture capital firm located in Phoenix, Arizona. From 1984 to 2000, Bradley Hilton was the Information Technology Director of Hilton Hotels. From 2016-2019, he was the President/Director of Legion Capital Corporation, a private equity firm located in Orlando, Florida, and since December 2020 has been the Vice Chairman of Legion Capital.

Jeremy Spry

We appointed Jeremy Spry as our Director on January 4, 2020. He has been our Medical Director since November 18, 2020 and in that capacity applies health, medicine, and scientific aspects of our business as they pertain to our products. Pursuant to a October 29, 2010 Medical Director Agreement with Jeremy Spry, we issued 100,000 shares to him as compensation for his services as our Medical Director.

Jeremy Spry is a medical doctor and emergency room physician with a specialty in osteopathic medicine, and has been employed in that capacity, as follows:

●	April 2016 to present – UF Health, Leesburg Hospital and The Villages Hospital, as the Chair of Emergency Medicine (April 2016 to present), President of the Medical Staff (January 2021 to present), Clinical Professor – Alabama COM (July 2019 to present).

●	June 2014 to April 2016 – EMCare UF Health, Leesburg Hospital and UF Health, Villages Hospital, and Assistant Medical Director (August 2013 to April 2016).

Jeremy Spry received his medical education from Nova Southeastern University of Osteopathic Medicine have received his medical degree in May 2007 and his graduate training from Henry Ford, Macomb Hospital, serving his residency in emergency medicine from July 2007 to July 2011.

Director Independence

We are not currently listed on the Nasdaq Stock Market (or any other trading medium), which requires independent directors. In evaluating the independence of our members and the composition of the committees of our board of directors, we utilize the definition of “independence” as that term is defined by applicable listing standards of the Nasdaq Stock Market and Securities and Exchange Commission rules. According to the Nasdaq definition, we believe is an independent director because he is not an officer of our company and not a beneficial owner of a material amount of shares of our common stock and has not received compensation from us in excess of the relevant limits. We have determined that Directors Leslie Anne Wade, Ian Francis Jackson, and Timothy I. Sullivan are independent.

Family Relationships

There are no family relationships between any two or more of our directors or executive officers.

Voting and Management Arrangements or Understandings

There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements, or understandings to our knowledge between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

Involvement in Certain Legal Proceedings

None of the following events have occurred during the past ten years and are material to an evaluation of the ability or integrity of any of our directors or officers.

1.	A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

3.	Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

4.	Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity.

5.	Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.

6.	Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated.

7.	Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended, or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.	Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29)), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Code of Ethics

We have not yet adopted a Code of Ethics as defined by applicable rules of the SEC. We anticipate that we will adopt a Code of Ethics when appropriate as we hire additional employees.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by the Company’s Chief Executive Officer and Chief Financial Officer from our inception of September 16. 2020 to November 30, 2020. We did not have any executive officers who received total compensation in excess of $100,000 during the fiscal years disclosed below, other than disclosed below.

Name and principal position	Year	Salary*	Bonus	Stock Awards	Option Awards	All other compensation*	Total compensation
Randall Greene CEO/CFO	2020	0	0	0	0	0	0

*	Randall F. Greene Randall F. Greene and Johnny Damon did not receive any executive compensation for the period from our inception of September 16, 2020 to November 30, 2021 or thereafter as of the date of this Offering Circular.

Grants of Plan-Based Awards.

None.

Outstanding Equity Awards at Fiscal Year End.

None.

Potential Payments upon Termination or Change in Control

We do not have any contract, agreement, plan, or arrangement with its named executive officers that provides for payments to a named executive officer at, following, or in connection with the resignation, retirement or other termination of a named executive officer, or a change in our control, or a change in the named executive officer’s responsibilities following a change in control.

Retirement Plans

We do not have any plan that provides for the payment of retirement benefits, or benefits that will be paid primarily following retirement.

Compensation of Directors

As of the date of this Offering Circular, we have paid no compensation to our Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND
RELATED STOCKHOLDER MATTERS

The following tables shows the beneficial ownership of our Common Stock as of the date of this Offering Circular held by (i) each director; (ii) each executive officer; (iii) all directors and executive officers and (iv) each beneficial owner known to us to be the beneficial owner of more than 5% of any class of our shares before giving effect to the sale of all 20,000,000 shares of Common Stock offered by us in this Offering Circular, and (b) after giving effect to the sale of all 20,000,000 shares of Common Stock offered for by the Company Offering for gross proceeds of $20,000,000, assuming all such shares are sold.

In the table below, beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of Common and Preferred Stock subject to options and warrants currently exercisable or which may become exercisable within sixty (60) days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. We currently have no such options or warrants. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

The following table sets forth, as of the date of this filing, certain information with respect to the beneficial ownership of our common stock shares, by each stockholder known by us to be the beneficial owner of more than 5% of any class of our securities, and by our current executive officers and directors as a group. The percentage of beneficial voting class shares before and after the offering is calculated by dividing the total outstanding share count of each beneficial owner, into the total of 40,349,000 and 60,349,000 common stock shares outstanding, respectively.

Name & Address of Beneficial Owner	Total Shares Common Stock	Total % Before Offering	Total % After
Officers/Directors
Randall F. Greene	5,000,000	12.4	8.3
Johnny Damon	22,000,000	54.5	36.5
Leslie Anne Wade	0	0	0
Timothy I. Sullivan	0	0	0
Iain F. Jackson	0	0	0
Jeremy Spry	300,000	Less than 1%	Less than 1%
Brad Hilton	0	0	0

Total Officers/Directors	27,300,000	67.7	45.2

Over 5%
Ron Henry**	8,000,000	19.8	13.3
James Byrd, P.A.	2,000,000	5.0	3.3

Total	10,000,000	24.8	16.6

Total Officers/Directors/Over 5%	37,300,000	92.5	61.8

*	Jeremy Spry was issued 180,000 shares for cash consideration pursuant to the Regulation D, 506(b) Offering.

**	Ron Henry is our Director of Marketing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Other than as disclosed below, there has been no transaction, since the date of this Offering Circular or currently proposed transaction, in which our company was or is to be a participant and the amount involved exceeds $5,000, being the lesser of $120,000 or one percent of our total assets and in which any of the following persons had or will have a direct or indirect material interest:

-	any director or executive officer.

-	any person who beneficially owns, directly or indirectly, more than 5% of any class of our voting securities.

-	any person who acquired control of us when it was a shell company or any person that is part of a group, consisting of two or more persons that agreed to act together for the purpose of acquiring, holding, voting, or disposing of our common stock, that acquired control of us; and

-	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the foregoing persons.

On September 17, 2020, our Chairman, Johnny Damon, contributed the intellectual property that will serve as our primary product in exchange for 12,000,000 shares of common stock.

We have a noninterest bearing note payable to our Chairman with a maturity date of December 1, 2021. As of November 30, 2020, the balance of the note was $17,685.

Included in accounts payable as of November 30, 2020, is a balance of $2,193 payable to our Chief Executive Officer, Randall Greene.

On September 17, 2020, we issued 5,000,000 fully vested common shares at $0.0008 per share to our Chief Executive Officer in exchange for his management services.

DESCRIPTION OF SECURITIES

Common Stock

We have 100,000,000 common stock shares authorized, no par value per share, 40,349,000 shares of which are outstanding as of February 3, 2021.

Each share of Common Stock shall have one (1) vote per share for all purposes. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Except as otherwise provided in the articles of incorporation or by law, a majority of the shares entitled to vote on the matter by each voting group, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders Our Common Stock does not provide preemptive, subscription or conversion rights and there is no redemption or sinking fund provisions or rights. Our Common Stockholders are not entitled to cumulative voting for election of Board members. Each share of our Common Stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders. Holders of our Common Stock will be entitled to dividends in such amounts and at such times as our Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. We currently intend to retain our entire available discretionary cash flow to finance the growth, development and expansion of our business and do not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future dividends will be paid at the discretion of our Board of Directors.

Preferred Stock

We have not authorized any Preferred Stock.

Warrants:

We have not issued any warrants and there are no warrants outstanding.

Dividend Rights

There are no restrictions in our Articles of Incorporation or Bylaws that prevent us from declaring dividends. We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Sales Pursuant to Rule 144

Any shares of common stock covered by this Offering Circular which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Offering Circular.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this Offering Circular, a number of shares that does not exceed the greater of:

1% of the number of shares of common stock then outstanding, which will equal _ shares as of the date of this Offering Circular: or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than ten percent (10%) of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors must comply with the ten percent (10%) limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”). If you meet one of the following tests you should qualify as an Accredited Investor:

i.	You are a natural person who has had individual income in excess of $200,000 in each of the two (2) most recent years, or joint income with your spouse in excess of $300,000 in each of these years and have a reasonable expectation of reaching the same income level in the current year.

ii.	You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth).

iii.	You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer.

iv.	You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Offered Shares, with total assets in excess of $1,100,000.

v.	You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the “Investment Company Act”), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

vi.	You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor.

vii.	You are a trust with total assets in excess of $1,100,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Offered Shares; or

viii.	You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $1,100,000.

ADDITIONAL INFORMATION ABOUT THE OFFERING

No Selling Shareholders

No securities are being sold for the account of security holders; we will receive all net proceeds of this offering.

Investors’ Tender of Funds

Investor funds will be sent to our portal website, which we have not yet established.

Prospective investors who submitted non-binding indications of interest during the “test the waters” period will receive an automated message from us indicating that the offering is open for investment.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the Common Stock in this offering, you should complete the following steps:

1.	When such page is available, go to our investor page (which website will expressly not be incorporated by reference into this filing).

2.	Complete the online investment form.

3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified account.

4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor.

5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We will review all subscription agreements completed by the investor.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information. In the case of a debit card payment, provided the payment is approved, we will have up to three days to ensure all the documentation is complete. We will generally review all subscription agreements on the same day, but not later than the day after the submission of the subscription agreement.

All funds tendered (by wire, debit card, credit card or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors. All funds received by wire transfer will be made available immediately while funds transferred by ACH will be restricted for a minimum of three days to clear the banking system prior to deposit. The processing of the Subscriptions and the investments will be through _. We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from us, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the company receives oversubscriptions in excess of the maximum offering amount.

Offering Period and Expiration Date

This Offering will start on or immediately prior to the date on which the SEC initially qualifies this Offering Statement (the “Qualification Date”) and will terminate on the Termination Date (the “Offering Period”).

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Offered Shares.

In order to purchase our Common Stock shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to our satisfaction, that he is either an accredited investor or is in compliance with the ten percent (10%) of net worth or annual income limitation on investment in this Offering.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

We had no changes in, and no disagreements with our accountants on accounting and financial disclosure.

Other Information

None.

DESCRIPTION OF PROPERTY

We maintain an executive office at 15701 State Road 50, Suite 204, Clermont, Florida 34711, from which we have access to a conference room for meetings. We pay rent of $75 per month on a month-to-month lease.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Offering Circular as having prepared or certified any part of this Offering Circular or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or Offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the Offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

VALIDITY OF COMMON STOCK

Frederick M. Lehrer, Esquire of Frederick M. Lehrer, P. A. will pass on the validity of the Common Stock being offered pursuant to this Registration Statement. Neither Frederick M. Lehrer nor Frederick M. Lehrer, P. A. has ever owned any of our securities and there is no agreement, arrangement or understanding that Frederick M. Lehrer or Frederick M. Lehrer, P. A. will ever receive or own any of our securities in the future.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited financial statements for the period from our inception of September 16, 2020 to November 30, 2020 included in this Regulation A Offering Circular have been audited by Rosenfield and Company PLLC, an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Regulation A Offering Circular and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We filed this Regulation A Offering Circular with the SEC. This Offering Circular, which constitutes a part of the Regulation A Offering Circular does not contain all of the information set forth in the Regulation A Offering Circular or the exhibits and schedules filed therewith. For further information with respect to us and our Common Stock, please see the Regulation A Offering Circular and the exhibits and schedules filed with the Regulation A Offering Circular. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the Regulation A Offering Circular are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Regulation A Offering Circular. The Regulation A Offering Circular, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the Regulation A Offering Circular may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition, or operating results except as follows:

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is not quoted or traded on any trading medium or exchange.

Upon completion of this Offering, assuming the maximum amount of shares of Common Stock offered in this Offering are sold, there will be 60,349,000 shares of our Common Stock outstanding.

PLAN OF DISTRIBUTION

We are offering, at an offering price of $1.00 and a Maximum Aggregate Offering Amount of $20,000,000.

All of our shares of Common Stock are being offered on a “best efforts” basis pursuant to Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings. This Offering will terminate on the first to occur of (i) the date on which all 20,000,000 Offered Shares are sold or (ii) February 3, 2022, subject to our right to extend such date for up to 120 days in our sole discretion (in each case, the “Termination Date).

We expect to commence the offer and sale of the Offered Shares as of the date on which the Form 1-A Offering Statement of which this Offering Circular is a part (the “Offering Statement”) is qualified by the U.S. Securities and Exchange Commission Prior to this Offering, there has been no public market for our Common Stock.

The Offering will be sold by our officers and directors, unless we engage placement agents to sell this Offering. At present, we have no agreements with any placement agents, but may engage such placement agents in the future. If a placement agent is engaged, it is estimated we may incur commissions and expenses of up to 15% for the sale of the shares, plus other direct selling expenses.  In the event no placement agent is engaged, we will nevertheless incur costs of distribution, which could also be up to 20%, including marketing and media costs, internal payroll and overhead associated with distribution of this offering, printing, travel and other related expenses. On (month/day), 2021, we completed an agreement with Emerging Markets Consulting, LLC for marketing and media services for compensation of (    ).

This is a self-underwritten offering. This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the Shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer, however, we may enter into a selling agreement with one or more broker dealers in the future. The Securities Purchase Agreement is not exclusive, and after the qualification by the Commission and acceptance by those states where the offering will occur, the Officer and Directors intend to advertise through personal contacts, telephone, and hold investment meetings in those approved jurisdictions only. We also intend to use any legally approved and available mass-advertising methods such as the Internet or print media. Officers and Directors will also distribute the prospectus to potential investors at meetings, to their business associates and to his friends and relatives who are interested in the Company as a possible investment, so long as the offering is an accordance with the rules and regulations governing the offering of securities in the jurisdictions where the Offering Circular has been approved. In offering the securities on our behalf, the Officers and Directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Notwithstanding the place where the Subscription Agreement may be executed by any of the parties to such Subscription Agreement, pursuant to the terms of the Subscription Agreement (Exhibit 4.1), such parties expressly agree that all the terms and provisions shall be construed in accordance with and governed by the laws of the State of Nevada. Exclusive venue for any dispute arising out of the Subscription Agreement or the Shares shall be the state court in Florida, or the US District Court located in Orlando, Florida. This provision applies to disputes arising under state law and the Securities Act of 1933, as amended (“Securities Act”) and the Securities & Exchange Act of 1934, as amended (“Exchange Act”). Securities Act Section 22 creates concurrent jurisdiction, respectively, for federal and state courts over all lawsuits brought to enforce any duty of liability created by the Securities Act or the rules and regulations thereunder. Exchange Act 27 creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

A-Game Beverages, Inc.

Financial Statements

For the period from September 16, 2020 (inception)

through November 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

A-Game Beverages, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of A-Game Beverages, Inc. (the “Company), as of November 30, 2020 and the related statements of operations, changes in stockholders’ equity, and cash flow for the period of September 16, 2020 (date of inception) through November 30, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2020, and the results of its operations and its cash flows for period of September 16, 2020 (date of inception) through November 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on the entity’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

Orlando, Florida

January 29, 2021

FLORIDA NEW JERSEY NEW YORK

RSM US Alliance provides its members with access to resources of RSM US LLP. RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each are separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM International. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International. The RSM™ brandmark is used under license by RSM US LLP. RSM US Alliance products and services are proprietary to RSM US LLP.

A-Game Beverages, Inc.

Balance Sheet

November 30, 2020

Assets
Cash and cash equivalents	$191,664
Deposits on contracts	60,341
Deferred offering costs	4,000
Intellectual property	14,521

Total assets	$270,526

Liabilities and Stockholders’ Equity
Liabilities
Accounts payable	$6,581
Deposit refunds to non-accredited investors	10,250
Note payable to officer	17,685
Total liabilities	34,516

Stockholders’ equity
Common stock - authorized 100,000,000 shares; no par value 38,155,000 issued and outstanding at November 30, 2020	273,829
Accumulated deficit	(37,639)
236,190
Less: stock subscriptions receivable	(180)
Total stockholders’ equity	236,010

Total liabilities and stockholders’ equity	$270,526

See accompanying notes to the financial statements.

A-Game Beverages, Inc.

Statement of Operations

For the period from September 16, 2020 (inception) through November 30, 2020

Sales	$-

Cost of goods sold	-

Gross Profit	-

Operating Expenses
General and administrative expenses	37,639
Total operating expenses	37,639

Operating Loss	(37,639)

Net loss	$(37,639)

Net loss per common share, basic and diluted	$(0.00)

Weighted average shares outstanding, basic and diluted	37,150,693

See accompanying notes to the financial statements.

A-Game Beverages, Inc.

Statement of Changes in Stockholders’ Equity

For the period from September 16, 2020 (inception) through November 30, 2020

	No Par Value Common Stock			Stock
	Number of		Accumulated	Subscriptions
	Shares	Amount	Deficit	Receivable	Total

Balance at September 16, 2020	-	$-	$-	$-	$-

Shares issued to founders	18,000,000	180	-	(180)	-

Shares issued in exchange for intellectual property	12,000,000	10,133	-	-	10,133

Shares issued for professional services	7,125,000	6,016	-	-	6,016

Shares issued in Regulation D offering	1,030,000	257,500	-	-	257,500

Net loss	-	-	(37,639)	-	(37,639)

Balance at November 30, 2020	38,155,000	$273,829	$(37,639)	$(180)	$236,010

See accompanying notes to the financial statements.

A-Game Beverages, Inc.

Statement of Cash Flows

For the period from September 16, 2020 (inception) through November 30, 2020

Operating Activities
Net loss	$(37,639)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	6,016
Changes in operating assets and liabilities
Deposits on contracts	(60,341)
Accounts payable	6,581

Net cash used in operating activities	(85,383)

Investing Activities
Purchase of intellectual property	(4,388)

Net cash used in investing activities	(4,388)

Financing Activities
Deferred offering costs	(4,000)
Deposit refunds to non-accredited investors	10,250
Proceeds from note payable to officer	17,685
Proceeds from issuance of stock	257,500

Net cash provided by financing activities	281,435

Net change in cash and cash equivalents	191,664

Cash and cash equivalents at beginning of year	-

Cash and cash equivalents at end of year	$191,664

Supplemental Data

Non-cash investing activities:

Common stock issued in exchange for intellectual property	$10,133

See accompanying notes to the financial statements.

A-Game Beverages, Inc.

Notes to Financial Statements

NOTE 1: DESCRIPTION OF THE BUSINESS

A-Game Beverages, Inc. (the “Company”) was incorporated in Florida on September 16, 2020. The Company operates as one reportable segment with the manufacturing and distribution of its trademarked hydration beverages (“A-Game”).

At November 30, 2020, the Company was still in a startup phase implementing manufacturing and distribution channels and raising capital to fund initial operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly-liquid debt instruments with an original maturity of 90 days or less.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825, Disclosure about Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments when it is practical to estimate. Management believes the carrying values of cash and cash equivalents, deposits on contracts, accounts payable, and notes payable are reasonable estimates of their fair value because of their short-term nature and interest rates.

A-Game Beverages, Inc.

Notes to Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intellectual Property

The Company accounts for intellectual property in accordance with the guidance of ASC 825. Intellectual property consists of trademarks and tradenames associated with the hydration drink “A-Game” assigned to the Company by the Chairman of the Board (“Chairman”) in exchange for common stock (NOTE 7). The intellectual property was valued by the Company at the purchase cost incurred by the Chairman. The Company has also capitalized expenditures incurred during the year for additional trademark filings. These trademarks allow the Company the sole right to produce, market, and sell beverages under these names in the United States. As of November 30, 2020, the total of the acquired trademarks was $14,521. Due to the nature of trademarks, the asset is not subject to amortization and is determined to have an infinite life.

Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset, an impairment loss is recognized. Long-lived assets and certain intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. As of November 30, 2020, the Company did not recognize any impairment on its long lived assets.

Revenue Recognition

The Company adopted Accounting Standards Update ASU 2014-09, Revenue from contracts with Customers – Topic 606, and all subsequent ASU’s that modified ASC 606. The Company’s trademarked hydration beverages generate net operating revenues by selling ready-to-drink packaged hydration drinks primarily to bottlers and full service beverage bottlers/distributors. In some cases, the Company sells directly to retail grocery and specialty chains, club stores, mass merchandisers, convenience chains, drug stores, foodservice customers, value stores, e-commerce retailers and the military.

The Company recognizes revenue when it satisfies a single performance obligation by transferring control of its products to a customer. Control is generally transferred when the Company’s products are either shipped or delivered based on the terms contained within the underlying contracts or agreements. The Company’s general payment terms are short-term in duration. The Company does not have significant financing components or payment terms.

A-Game Beverages, Inc.

Notes to Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the provisions of ASC 740, Accounting for Income Taxes. Tax positions are recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax position is recorded. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Income tax expense is the total of the current period income tax due or refundable and the change in deferred tax assets and liabilities.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense has the sum of current income tax plus the change in deferred tax assets and liabilities.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Advertising Costs

Advertising costs are charged to operations as incurred.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. This accounting guidance requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period.

A-Game Beverages, Inc.

Notes to Financial Statements

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings (loss) Per Share

Basic earnings (loss) per common share is computed based on the weighted average number of shares of all classes of common stock outstanding during the period. Diluted earnings per common share is computed based on the weighted average number of common shares outstanding during the period increased, when applicable, by dilutive common stock equivalents. When the Company has a net loss, dilutive common stock equivalents are not included as they would be anti-dilutive.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance specifies that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU and its amendments supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry specific guidance. Upon incorporation the Company adopted Topic 606.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU and its amendments supersedes the leasing guidance in Topic 840, entitled Leases. Under the guidance, lessees are required to recognize lease assets and lease liabilities on the statement of financial position for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of activities. Upon incorporation the Company adopted Topic 842.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The amendments in this ASU clarify the proper classification for certain cash receipts and cash payments, including clarification on debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, and proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, among others. Upon incorporation the Company adopted Topic 230.

NOTE 3: LIQUIDITY AND GOING CONCERN

In order to accomplish its business objective, the Company has raised capital through equity offerings as described in Note 7, and continues to raise capital subsequent to November 30, 2020. The Company has incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of November 30, 2020, of $37,639. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, manufacture, market and distribute its product to generate revenues, and, ultimately, to achieve profitable operations.

A-Game Beverages, Inc.

Notes to Financial Statements

NOTE 3: LIQUIDITY AND GOING CONCERN (Continued)

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital to fund operating losses, competition from substitute products and services from larger companies, protection of proprietary recipes and dependence on key individuals.

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, broad domestic and international stock market indices have declined and the Organization’s fair value of investments has declined similarly. Such declines in the fair value of investments held by the Organization may materially and adversely impact the Organization’s ability to achieve its investment objectives and therefore, its operational objectives. In addition, the extent to which these events will affect the amounts reported in future financial statements remains uncertain.

NOTE 4: DEPOSITS ON CONTRACTS

Deposits on Contracts include a deposit of $19,949 for raw materials and a $40,392 payment on its initial beverage production order. Additionally, a further payment of $20,196 is due the week before production begins and a final payment of $20,196 is due upon production completion.

NOTE 5: DEPOSIT REFUNDS TO NON-ACCREDITED INVESTORS

Deposit refunds to non-accredited investors represents amounts due to investors at November 30, 2020 resulting from the Company failing to provide the financial statements and other disclosures to such non-accredited investors as required pursuant Rule 502 of the Regulation D of the Securities Act of 1933.

NOTE 6: NOTE PAYABLE TO OFFICER

Note payable to officer consisted of a noninterest bearing note payable to the Chairman, maturing on December 1, 2021. As of November 30, 2020, the balance was $17,685.

NOTE 7: STOCKHOLDERS’ EQUITY

The Company is authorized to issue 100,000,000 shares of common stock, no par value. As of November 30, 2020, the Company has issued 38,155,000 shares of common stock issued and outstanding. Upon incorporation on September 16, 2020, the Company issued 18,000,000 shares of common stock to its founders for $180. As of November 30, 2020, the $180 has not been paid and is recorded as a stock subscription receivable.

A-Game Beverages, Inc.

Notes to Financial Statements

NOTE 7: STOCKHOLDERS’ EQUITY (Continued)

On September 17, 2020, the Chairman contributed intellectual property (NOTE 2) which will serve as the primary product the Company sells in exchange for 12,000,000 shares of common stock. The intellectual property and corresponding common stock was recorded at $10,133, the Chairman’s purchase price of the intellectual property.

The Company issued 19,125,000 shares of common stock, at a rate $0.0008 per share for a total of $6,016 in exchange for various management and legal services (NOTE 8).

The Company’s Board of Directors authorized 3,500,000 shares of common stock, to be issued to bridge investors at $0.25 per share in a Regulation D offering. As of November 30, 2020, 1,030,000 shares were issued for total of $257,500.

The Company’s Board of Directors authorized the filing of a Regulation A+ Offering Circular, which upon Securities and Exchange Commission (SEC) qualification will authorize the Company to offer and sell 20,000,000 shares of common stock to investors at $1.00 per share in a Regulation A Tier II offering. As of November 30, 2020, the Company had not filed the Regulation A+ Offering with the SEC; consequently, no such shares have been offered or sold.

NOTE 8: STOCK-BASED COMPENSATION

On September 17, 2020, the Company awarded common stock to employees and consultants that provide services to the Company as compensation. The value is based on market price of the stock on the date the stock is granted.

Given the absence of an active market for the Company’s common stock, the Board of Directors were required to estimate the fair value of the Company’s common stock at the time of the awards. The Board considered numerous objective and subjective factors in determining the value of the Company’s common stock at the grant date, including the following: (1) the assets and liabilities of the company; (2) the Company’s stage of development; (3) the fact that the awards involved illiquid securities in a private company and (4) the likelihood of achieving a liquidity event for the shares of common stock underlying the awards, such as an initial public offering or sale of the Company, given prevailing market conditions. As the Company is still in a development state and its common stock is not actively traded, the determination of fair value involves assumptions, judgments and estimates. If different assumptions were made, stock-based compensation expense and net loss could have been significantly different.

The purchase of the intellectual property in exchange for stock was the same day as the issuance of stock compensation and the bases used for the market price of the stock.

A total of 7,125,000 fully vested common shares were issued at $0.0008 per share in exchange for various management and legal services. For the period ended November 30, 2020, the Company recognized in general and administrative expense, non-cash stock-based compensation of $6,016.

A-Game Beverages, Inc.

Notes to Financial Statements

NOTE 9: INCOME TAXES

The Company does not owe any Federal and State income tax for the period ended November 30, 2020, due to the Company’s net losses.

Deferred tax assets and liabilities reflect the effects of tax losses, credits and the future income tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future taxable income is expected to be subject to a federal tax rate of 21% and a state tax rate of 4.46%.

As of November 30, 2020, the Company has a deferred tax asset in the amount of $9,500 as a result of the net operating loss and was offset fully by a valuation allowance of $9,500. The Company believes that such assets did not meet the more likely than not criteria to be recoverable through projected profitable operations in the foreseeable future

NOTE 10: RELATED PARTY TRANSACTIONS

On September 17, 2020, the Chairman contributed intellectual property which will serve as the primary product the Company sells in exchange for 12,000,000 shares of common stock (NOTE 2 and NOTE 7). On November 1, 2020, the Company obtained a note payable from the Chairman (NOTE 6).

Included in accounts payable as of November 30, 2020, is a balance of $2,193 payable to the Company’s Chief Executive Officer (“CEO”). On September 17, 2020, the CEO was issued 5,000,000 fully vested common shares at $0.0008 per share in exchange for his management services.

NOTE 11: SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated events and transactions for potential recognition or disclosure through January 29, 2021, the date the financial statements were available to be issued.

Subsequent to November 30, 2020, the Company issued checks in the aggregate amount of $17,150 to all non-accredited investors representing amounts due to those investors of $10,250 at November 30, 2020, and $6,900 of stock subscriptions issued to those investors that funds had not been received as of November 30, 2020. (See NOTE 5)

Subsequent to November 30, 2020, the Company issued 1,774,000 shares of zero par value common stock to bridge investors at $0.25 per share for a total value of $443,500.

Subsequent to November 30, 2020, the Company revised its initial beverage production agreement (NOTE 4) which increased the total by $30,250, of which $42,883 was paid on January 25, 2021, and a balance of $27,758 is due upon production completion. The production run of approximately 147,000 bottles in all four flavors was in process, however, not yet completed as of January 29, 2021.